                                                                                   Exhibit 99.01



THE TRAVELERS CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF
OPERATIONS AND RETAINED EARNINGS                         Pre-merger, historical accounting basis

- ------------------------------------------------------------------------------------------------
(For the year ended December 31, in millions)               1993            1992            1991
- ------------------------------------------------------------------------------------------------
Revenues
Premiums                                                $  6,584       $  6,688        $  7,302
Net investment income                                      2,600          2,799           3,228
Realized investment gains (losses)                           209           (635)             (2)
Other, including gains and losses on dispositions            891            823             849
- ------------------------------------------------------------------------------------------------
                                                          10,284          9,675          11,377
- ------------------------------------------------------------------------------------------------
Benefits and expenses
Current and future insurance benefits                      5,956          6,196           6,314
Interest credited to contractholders                       1,206          1,456           1,656
Loss adjustment expenses                                     895            951             975
Amortization of deferred acquisition costs                   531            558             569
General and administrative expenses                        1,464          1,868           1,540
- ------------------------------------------------------------------------------------------------
                                                          10,052         11,029          11,054
- ------------------------------------------------------------------------------------------------
Income (loss) before federal income taxes,
  extraordinary credit and cumulative effects
  of changes in accounting principles                        232         (1,354)            323
- ------------------------------------------------------------------------------------------------
Federal income taxes
Current                                                       86            (23)             48
Deferred                                                    (142)          (503)            (32)
- ------------------------------------------------------------------------------------------------
                                                             (56)          (526)             16
- ------------------------------------------------------------------------------------------------
Income (loss) before extraordinary credit
  and cumulative effects of changes in
  accounting principles                                      288           (828)            307
Extraordinary credit                                           -              -              11
Cumulative effect of change in accounting
  for postretirement benefits other than
  pensions, net of tax                                         -           (258)              -
Cumulative effect of change in accounting
  for income taxes                                             -            428               -
- ------------------------------------------------------------------------------------------------
Net income (loss)                                            288           (658)            318
Retained earnings beginning of year                        2,865          3,724           3,583
Dividends to preference shareholders                         (55)           (38)            (18)
Dividends to common shareholders                            (231)          (167)           (165)
Tax benefit on preference dividends                            4              4               6
- ------------------------------------------------------------------------------------------------
Retained earnings end of year                           $  2,871       $  2,865        $  3,724
- ------------------------------------------------------------------------------------------------

Per common share (in dollars)
Primary
  Income (loss) before extraordinary credit and
    cumulative effects of changes in
    accounting principles                                    N/A       $  (8.11)       $   2.87
  Extraordinary credit                                       N/A              -             .10
  Cumulative effect of change in accounting
    for postretirement benefits other than
    pensions, net of tax                                     N/A          (2.43)              -
Cumulative effect of change in accounting
    for income taxes                                         N/A           4.03               -
  Net income (loss)                                          N/A          (6.51)           2.97
Assuming full dilution
  Income (loss) before extraordinary credit and
    cumulative effects of changes in
    accounting principles                                    N/A          (8.11)           2.80
  Extraordinary credit                                       N/A              -             .09
  Cumulative effect of change in accounting
    for postretirement benefits other than
    pensions, net of tax                                     N/A          (2.43)              -
Cumulative effect of change in accounting
    for income taxes                                         N/A           4.03               -
Net income (loss)                                            N/A          (6.51)           2.89
Dividends                                                   1.60           1.60            1.60
- ------------------------------------------------------------------------------------------------
See notes to financial statements.





THE TRAVELERS CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEET                               Pre-merger, historical accounting basis

- ------------------------------------------------------------------------------------------------
(At December 31, in millions)                                       1993                    1992
- ------------------------------------------------------------------------------------------------
Assets
Fixed maturities
  Bonds (market, $16,832; $14,774)                              $ 15,887                $ 13,950
  Trading portfolio securities (cost, $8,747; $8,622)              8,952                   8,944
  Redeemable preferred stocks (market, $39; $53)                      37                      52
Equity securities, at market
  Common stocks (cost, $88; $114)                                    156                     151
  Nonredeemable preferred stocks (cost, $164; $137)                  170                     138
Mortgage loans                                                     7,490                  10,072
Investment real estate, net of accumulated depreciation
  of $39; $54                                                        593                     826
Real estate held for sale, net of accumulated depreciation
  of $97; $133                                                       806                   1,332
Policy loans                                                       1,212                   1,210
Short-term securities                                                998                   1,341
Other investments                                                  1,226                   1,313
- ------------------------------------------------------------------------------------------------
Total investments                                                 37,527                  39,329
- ------------------------------------------------------------------------------------------------
Cash and cash equivalents                                            798                   1,688
Investment income accrued                                            496                     510
Premium balances receivable                                        1,771                   1,855
Reinsurance recoverable                                            4,196                   4,168
Deferred acquisition costs                                           827                     791
Deferred federal income taxes                                      1,523                   1,371
Separate and variable accounts                                     4,588                   5,330
Other assets                                                       2,884                   2,987
- ------------------------------------------------------------------------------------------------
Total assets                                                    $ 54,610                $ 58,029
- ------------------------------------------------------------------------------------------------

Liabilities
Contractholder funds                                            $ 17,729                $ 19,276
Benefit and loss reserves                                         20,224                  20,173
Unearned premium reserves                                          1,782                   1,790
Policy and contract claims                                         1,099                   1,129
Short-term debt                                                        -                      64
Long-term debt                                                       752                   1,124
Current federal income taxes                                         175                      73
Separate and variable accounts                                     4,485                   5,251
Other liabilities                                                  3,239                   4,095
- ------------------------------------------------------------------------------------------------
Total liabilities                                                 49,485                  52,975
- ------------------------------------------------------------------------------------------------
Commitments and contingencies - note 9
ESOP Preference stock series A                                       235                     225
Guaranteed ESOP obligation                                          (125)                   (149)
- ------------------------------------------------------------------------------------------------
                                                                     110                      76
- ------------------------------------------------------------------------------------------------
Shareholders' equity
Preference stock series B                                            375                     375
Common stock (147 and 145 shares issued)                             184                     182
Additional paid-in capital                                         1,442                   1,400
Unrealized investment gains, net of taxes                            181                     197
Retained earnings                                                  2,871                   2,865
Cost of common stock in treasury                                     (38)                    (41)
- ------------------------------------------------------------------------------------------------
Total shareholders' equity                                         5,015                   4,978
- ------------------------------------------------------------------------------------------------
Total                                                           $ 54,610                $ 58,029
- ------------------------------------------------------------------------------------------------
Shareholders' equity per common share (in dollars)                   N/A                $  31.96
- ------------------------------------------------------------------------------------------------


See notes to financial statements.


THE TRAVELERS CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CASH FLOWS
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS             Pre-merger, historical accounting basis

- ----------------------------------------------------------------------------------------------------
(For the year ended December 31, in millions)               1993              1992              1991
- ----------------------------------------------------------------------------------------------------
Cash flows from operating activities
Premiums collected                                      $  6,333          $  6,645          $  7,464
Net investment income received                             2,496             2,837             3,243
Other revenues received                                      582               615               682
Benefits and claims paid, net                             (6,481)           (6,677)           (6,916)
Interest credited to contractholders                      (1,154)           (1,404)           (1,618)
Operating expenses paid                                   (2,045)           (2,003)           (2,289)
Income taxes refunded (paid)                                  33               (41)              (81)
Trading account investments, (purchases) sales, net         (998)             (938)           (1,973)
Other                                                        306               239               174
- ----------------------------------------------------------------------------------------------------
Net cash used in operating activities                       (928)             (727)           (1,314)
- ----------------------------------------------------------------------------------------------------
Cash flows from investing activities
 Investment repayments
  Fixed maturities                                         3,824             3,161             2,843
  Mortgage loans                                           1,475             1,360               994
Proceeds from investments sold
  Fixed maturities                                         1,203             1,103             3,440
  Equity securities                                          172               839               661
  Mortgage loans                                             344               303               198
  Real estate                                              1,000               270               122
Investments in
  Fixed maturities                                        (6,154)           (5,143)           (4,670)
  Equity securities                                         (181)             (582)             (670)
  Mortgage loans                                            (211)             (159)             (237)
  Real estate                                                (92)              (61)              (37)
  Policy loans, net                                           (2)             (184)             (184)
  Short-term securities, (purchases) sales, net              342               242               (16)
  Other investments, (purchases) sales, net                   59                51               (47)
Securities transactions in course of settlement              (44)              671              (884)
Proceeds from disposition of subsidiaries and
  other operations                                            48                 9               122
Other                                                         (9)               65              (101)
- ----------------------------------------------------------------------------------------------------
Net cash provided by investing activities                  1,774             1,945             1,534
- ----------------------------------------------------------------------------------------------------
Cash flows from financing activities
Issuance (redemption) of short-term debt, net                 (9)               64              (185)
Issuance (redemption) of certificates of deposit, net         19              (136)             (415)
Issuance of long-term debt                                     -               367                95
Payments of long-term debt                                  (319)             (169)              (68)
Contractholder fund deposits                               3,159             3,048             4,101
Contractholder fund withdrawals                           (4,418)           (5,003)           (5,325)
Issuance of preference stock series B                          -               375                 -
Issuance of common stock                                       -               550                 -
Dividends to shareholders                                   (278)             (196)             (182)
Other                                                        110                59                83
- ----------------------------------------------------------------------------------------------------
Net cash used in financing activities                     (1,736)           (1,041)           (1,896)
- ----------------------------------------------------------------------------------------------------
Net increase (decrease) in cash and cash equivalents    $   (890)         $    177          $ (1,676)
- ----------------------------------------------------------------------------------------------------
Cash and cash equivalents at December 31                $    798          $  1,688          $  1,511
- ----------------------------------------------------------------------------------------------------
Interest paid                                           $     96          $    140          $    306
- ----------------------------------------------------------------------------------------------------


See notes to financial statements.

            THE TRAVELERS CORPORATION AND SUBSIDIARIES
            ------------------------------------------
                  NOTES TO FINANCIAL STATEMENTS
                  -----------------------------


1. Summary Of Significant Accounting Policies

Basis of presentation. The financial statements and the accompanying notes reflect the operations of The Travelers Corporation and its subsidiaries (the Company) for the years ended December 31, 1993, 1992 and 1991 on a historical accounting basis. On December 31, 1993, The Travelers Inc. (formerly Primerica Corporation) acquired the approximately 73% of the Company which it did not already own (the Merger). No adjustments have been made to the financial statements and the accompanying notes to reflect the merger of the Company into The Travelers Inc. or to reflect any of the capital transactions related to the Merger. For discussion of the merger see note 23.

Changes in accounting principles. In the first quarter of 1993, the Company implemented Statement of Financial Accounting
Standards No. 113, "Accounting and Reporting for Reinsurance of
Short-Duration and Long-Duration Contracts" (FAS 113). Further disclosures relating to FAS 113 are included in note 2.

 In July 1993, the Financial Accounting Standards Board Emerging Issues Task Force (EITF) reached a conclusion on Issue No. 93-6 "Accounting for Multiple-Year Retrospectively Rated Contracts by Ceding and Assuming Enterprises" (EITF No. 93-6). Further disclosures relating to EITF No. 93-6 are included in note 2.

 In the third quarter of 1992, the Company implemented Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pension" (FAS 106), and Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" (FAS 109). These accounting changes were implemented with retroactive application to January 1, 1992. Further disclosures relating to FAS 106 and FAS 109 are included in note 2.

 As of December 31, 1992, the Company implemented the American Institute of Certified Public Accountants' Statement of Position 92-3, "Accounting for Foreclosed Assets" (SOP 92-3). This accounting change was implemented with prospective application. Further disclosures relating to SOP 92-3 are included in note 2.

Principles of consolidation. The financial statements have been prepared in conformity with generally accepted accounting principles and include the Company and its insurance and significant noninsurance subsidiaries on a fully consolidated basis. Certain prior year amounts have been reclassified to conform with the 1993 presentation.

Investments. The aggregate carrying values of fixed maturities, equity securities, mortgage loans and real estate are determined after deducting appropriate investment valuation reserves.
Investment valuation reserves are discussed below and are presented in note 16.

 Fixed maturities comprise bonds and redeemable preferred stocks and the majority are carried at amortized cost, since the Company has the ability and intention to hold those securities on a long-term basis. Trading portfolio securities, consisting of fixed maturities that are likely to be sold prior to maturity, are carried at current market value. Transfers of securities from the amortized cost portfolio to the trading portfolio result in adjustments to unrealized investment gains or losses, which are included in shareholders' equity.

 Equity securities, which consist of common and nonredeemable preferred stocks, are generally carried at market value as of the balance sheet date.

 Mortgage loans are carried at the aggregate of the unpaid balances and include in-substance foreclosures.

 Real estate is carried at cost less accumulated depreciation. Real estate held for sale is carried at the lower of cost or fair value less estimated costs to sell. At foreclosure, real estate is recorded at the lower of the unpaid principal balance or fair value. Fair value is established at time of foreclosure by appraisers, both internal and external, using discounted cash flow analyses and other acceptable techniques.

 Effective January 1, 1994, the Company will adopt Statement of Financial Accounting Standards No. 115, "Accounting for Certain Debt and Equity Securities" (FAS 115). FAS 115 addresses accounting and reporting for investments in equity securities that have a readily determinable fair value and for all debt securities.

 Accrual of income is suspended on fixed maturities or mortgage loans that are in default, or on which it is likely that future interest payments will not be made as scheduled, and interest income on investments in default is recognized only as payment is received.

 Gains or losses arising from futures contracts used to hedge investments are treated as basis adjustments and are recognized in income over the life of the hedged investments.

 Gains and losses arising from forward contracts used to hedge foreign investments in the Company's U.S. portfolios are a component of realized investment gains and losses. Gains and losses arising from forward contracts used to hedge investments in foreign operations (primarily Canadian) are generally reflected directly in shareholders' equity.

 Rate differentials on interest rate swap agreements are accrued and recognized as an adjustment to interest income from the related item.

Investment gains and losses. Realized investment gains and losses are included as a component of pretax revenues based upon specific identification of the investments sold on the trade date and include adjustments to investment valuation reserves. These adjustments reflect changes considered to be other than temporary in the net realizable value of investments. Also included are gains and losses arising from the translation of the local currency value of foreign investments to U.S. dollars, the functional currency of the Company.

 Unrealized investment gains and losses on equity securities, trading portfolio fixed maturities and investments in foreign operations (primarily Canadian), net of related taxes, are generally reflected directly in shareholders' equity.

Policy loans. Policy loans are carried at the amount of the unpaid balances that are not in excess of the net cash surrender values of the related insurance policies. The carrying value of policy loans, which have no defined maturities, is considered to be fair value.

Cash and cash equivalents. Cash equivalents include liquid investments with maturities of 90 days or less when purchased.
The carrying value of these instruments approximates their fair value.

Deferred acquisition costs. Commissions and premium taxes incurred in connection with property-casualty insurance are deferred and amortized pro rata over the contract periods in which the related premiums are earned. Future investment income attributable to related premiums is taken into account in assessing the carrying value of this asset. All other acquisition expenses are charged to operations as incurred.

 Costs of acquiring individual life insurance, annuities and accident and health business, principally commissions and certain expenses related to policy issuance, underwriting and marketing, all of which vary with and are primarily related to the production of new business, are deferred. For traditional insurance products, these costs are amortized, with interest, in proportion to the ratio of estimated annual revenues to the estimated total revenues over the contract period. For most life insurance, a 20- to 30-year amortization period is used, and a 10- to 15-year period is used for variable annuities. A 10-year period is used for guaranteed renewable health policies.
Deferred acquisition costs for universal life contracts and certain annuity contracts are amortized at a constant rate based upon the present value of estimated gross profit expected to be realized over the life of the contracts, which is reevaluated annually.

Separate and variable accounts. Separate and variable accounts primarily represent funds for which investment income and investment gains and losses accrue directly to, and investment risk is borne by, the contractholders. Each account has specific investment objectives. The assets of each account are legally segregated and are not subject to claims that arise out of any other business of the Company. The assets of these accounts are carried at market value. Certain other separate accounts provide guaranteed levels of return or benefits. The assets of these accounts are carried at amortized cost. Amounts assessed to the contractholders for management services are included in revenues. Deposits, net investment income and realized investment gains and losses for these accounts are excluded from revenues, and related liability increases are excluded from benefits and expenses.

Other assets. Goodwill is being amortized over periods generally not exceeding 25 years and other intangibles over their estimated useful lives. Goodwill is included in other assets in the consolidated balance sheet and amounted to $91 million and $97 million at December 31, 1993 and 1992, respectively.

 Receivables related to retrospectively rated policies on property-casualty business, net of allowance for estimated uncollectible amounts, are included in other assets.

Contractholder funds. Contractholder funds represent receipts from the issuance of universal life, pension investment and certain individual annuity contracts. Such receipts are considered deposits on investment contracts that do not have substantial mortality or morbidity risk.

 Account balances are also increased by interest credited and reduced by withdrawals, mortality charges and administrative expenses charged to the contractholders. Calculations of contractholder account balances for investment contracts reflect lapse, withdrawal and interest rate assumptions based on contract provisions, the Company's experience and industry standards.
Interest rates range from 2.90% to 17.42%. Contractholder funds also include other funds that policyholders leave on deposit with the Company.

Benefit and loss reserves. Benefit reserves for traditional individual life insurance, annuities and accident and health policies have been computed based upon mortality, morbidity, lapse and interest assumptions applicable to these coverages, including provision for adverse deviations. Interest rates range from 2.00% to 14.00%, and mortality, morbidity and withdrawal assumptions reflect the Company's experience and industry standards. The assumptions vary by plan, age at issue, year of issue and duration.

 Traditional group life insurance, certain pension contracts and accident and health benefit reserves have been computed generally using interest rates ranging from 2.00% to 16.35%, and mortality, morbidity and withdrawal assumptions based on the Company's experience and industry standards. Appropriate recognition has been given to experience rating and reinsurance.

 Property-casualty reserves include (1) unearned premiums representing the unexpired portion of policy premiums, including adjustments for reinsurance, and (2) estimated provisions for both reported and unreported claims incurred and related expenses. The reserves are regularly adjusted based upon experience. Included in the benefit and loss reserves in the consolidated balance sheet at December 31, 1993 and 1992, are $796 million and $736 million, respectively, of property-casualty loss reserves that have been discounted using an interest rate of 5%.

Premiums.  Premiums are recognized as revenues when due.
Reserves are established for the portion of premiums that will be earned in future periods and for deferred profits on limited-payment policies that are being recognized in income over the policy term.

Other revenues. Other revenues include surrender, mortality and administrative charges and fees as earned on investment, universal life and other insurance contracts. Other revenues also include gains and losses on dispositions of assets other than realized investment gains and losses and revenues of noninsurance subsidiaries.

Interest credited to contractholders. Interest credited to contractholders represents amounts earned by universal life, pension investment and certain individual annuity contracts in accordance with contract provisions.

Federal income taxes. The provision for federal income taxes is comprised of two components, current income taxes and deferred income taxes. Deferred federal income taxes arise from changes in the Company's deferred federal income tax asset during the year. The deferred federal income tax asset is recognized to the extent that future realization of the tax benefit is more likely than not, with a valuation allowance for the portion that is not likely to be recognized. The impact of the Omnibus Budget Reconciliation Act of 1993, the Omnibus Budget Reconciliation Act of 1990 and the Tax Reform Act of 1986 on net income is discussed in note 14.

Accounting standards not yet adopted. In November 1992, the Financial Accounting Standards Board (the Board) issued Statement of Financial Accounting Standards No. 112, "Employers' Accounting for Postemployment Benefits" (FAS 112). The Company must adopt FAS 112 for its financial statements no later than January 1, 1994.

FAS 112 establishes accounting standards for employers who provide benefits to former or inactive employees after employment, but before retirement. The statement requires employers to recognize the cost of the obligation to provide these benefits on an accrual basis. Employers must implement this guidance by recognizing a cumulative catch-up adjustment. The Company estimates that the adoption of FAS 112 will have a pretax impact of $57 million.

In May 1993, the Board issued Statement of Financial Accounting
Standards No. 114, "Accounting by Creditors for Impairment of a
Loan" (FAS 114). The Company must adopt FAS 114 for its financial statements no later than January 1, 1995.

FAS 114 describes how impaired loans should be measured when determining the amount of a loan loss accrual. The Statement also amends existing guidance on the measurement of restructured loans in a troubled debt restructuring involving a modification of terms. The Company has not yet determined when it will adopt FAS 114 or the impact this statement will have on its financial statements.

 On January 1, 1994, the Company will adopt Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities", (FAS 115) which addresses accounting and reporting for investments in equity securities that have a readily determinable fair value and for all debt securities. Those investments are to be classified in one of three categories. Debt securities that the Company has the positive intent and ability to hold to maturity are to be classified as "held to maturity" and are to be reported at amortized cost. Securities that are bought and held principally for the purpose of selling them in the near term are classified as "trading securities" and are to be reported at fair value, with unrealized gains and losses included in earnings.
Securities that are neither to be held to maturity nor to be sold in the near term are classified as "available for sale" and are to be reported at fair value, with unrealized gains and losses excluded from earnings and reported as a component of shareholders' equity. At December 31, 1993, the market value of fixed maturities exceeded the carrying value by $947 million. Financial Accounting Standards Board Interpretation No. 39, "Offsetting of Amounts Related to Certain Contracts", (Interpretation 39) must be adopted by the Company for its first quarter 1994 financial statements.

 The general principle of Interpretation 39 states that amounts due from and due to another party may not be offset in the balance sheet unless a right of setoff exists. The Company currently maintains contracts where amounts due from customers are offset against amounts due to others. Implementation of Interpretation
39 is not expected to have a material impact on the Company's financial position; however, assets and liabilities will be increased by like amounts.


2. Changes in Accounting Principles

Accounting and reporting for reinsurance contracts. In the first quarter of 1993, the Company changed its method of reporting for reinsurance in compliance with FAS 113. FAS 113 requires the reporting of reinsurance receivables and prepaid reinsurance premiums as assets and precludes the immediate recognition of gains for all reinsurance contracts unless the liability to the policyholder has been extinguished. Implementation of FAS 113 did not have an impact on earnings, however, assets and liabilities increased by like amounts. Assets and liabilities within the consolidated balance sheet were increased by $4,427 million as of December 31, 1992. See note 15 for additional disclosures.

Accounting for multiple-year retrospectively rated contracts. EITF No. 93-6 clarifies the accounting for certain reinsurance agreements with restrospectively rated features. The Company changed its method of accounting for such contracts to conform with the conclusion of the EITF. The effects of the change in method of accounting did not materially impact the Company's financial results.



Postretirement benefits other than pensions. In the third quarter of 1992, the Company changed its method of accounting for the costs of its retiree benefit plans, in compliance with FAS
106. This change was made effective as of January 1, 1992. FAS 106 requires the Company to accrue the cost of postretirement benefits over the years of service rendered by an employee. Previously these costs were accounted for on a "pay-as-you-go" (cash) basis.

 The implementation of FAS 106 resulted in a one time noncash after-tax charge to net income of $258 million in the first quarter of 1992. See note 13 for further discussion of FAS 106.

Accounting for income taxes. During the third quarter of 1992, the Company adopted FAS 109 with retroactive application to January 1, 1992. FAS 109 establishes new principles for calculating and reporting the effects of federal income taxes in the financial statements. FAS 109 replaces the income statement orientation inherent in the prior income tax accounting standard with a balance sheet approach. Under the new approach, deferred tax assets and liabilities are generally determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. FAS 109 allows recognition of deferred tax assets if future realization of the tax benefit is more likely than not, with a valuation allowance for the portion that is not likely to be recognized.

 The implementation of FAS 109 resulted in a one time increase to earnings of $428 million in the first quarter of 1992. This increase in earnings was principally due to the accelerated recognition of "fresh start" tax benefits, tax rate differences and the recognition of a portion of previously unrecognized deferred tax assets. See note 14 for further discussion of FAS 109.

Accounting for foreclosed assets. In February 1993, the Company announced its intent to accelerate the sale of foreclosed real estate and, effective December 31, 1992, changed its method of accounting for foreclosed assets in compliance with SOP 92-3. This guidance requires that in-substance foreclosures and foreclosed assets held for sale be carried at the lower of cost or fair value less estimated costs to sell. Previously, all foreclosed assets were carried at cost less accumulated depreciation. This accounting change resulted in a pretax charge of $437 million to realized investment losses in 1992.


3. Acquisitions and Dispositions

In the third quarter of 1993, the Company sold The Massachusetts Company (TMC), its banking subsidiary, and received cash proceeds of $53 million. Consolidated assets and liabilities were reduced as a result of this disposition. TMC assets, consisting primarily of mortgage loans and fixed maturities, were $949 million at the date of sale. Liabilities, consisting primarily of customer deposits, were $896 million at the date of sale. The impact of this sale was insignificant to the consolidated financial results of the Company.

 In December 1992, the Company acquired a 50% interest in Commercial Insurance Resources, Inc., and acquired Transport Life
Insurance Company's preferred provider and third party administrator organizations from Primerica Corporation (see note
23).

 In the fourth quarter of 1991, the Company sold Dillon, Read
Inc. (Dillon Read), its investment banking subsidiary. The Company received cash proceeds of $122 million. Consolidated assets and liabilities were reduced as a result of this disposition. Dillon Read assets, consisting primarily of cash and cash equivalents of $2.7 billion and investments, were $4.3 billion at the date of sale. Liabilities, consisting primarily of securities sold under repurchase agreements, were $4.2 billion at the date of sale. The pretax loss on the sale of $41 million is included in other revenues.

 In the fourth quarter of 1990, the Company completed the sale of its wholly owned subsidiary, the Travelers Mortgage Services, Inc. (TMSI), which originates and services home mortgage loans and operates a relocation services business. Sales proceeds of $210 million are subject to final settlement adjustments which, in the opinion of management, are not expected to be material.
On an after-tax basis, the gain on this transaction was insignificant. Under the terms of the sales agreement, the Company has indemnified the purchaser for losses from certain preclosing activities and for excess losses that may be experienced on a portfolio of mortgage loans generated prior to the sale, which losses will be calculated following the third anniversary of the sale. A reserve has been established for these items based upon management's current estimate of the range of potential losses. These estimates are subject to revision as indemnifiable losses are identified and actual excess losses on the indemnified portfolio are realized.
 Revenues, income before federal income taxes and net income of TMC and Dillon Read are as follows:


========================================================================
                                            TMC             Dillon Read
                                    -------------------   --------------
(in millions)                       1993*   1992   1991        1991*
- ------------------------------------------------------------------------
Revenues                             $20     $26    $58        $135
Income before federal income taxes    10      10     33           9
Net income                             7       7     22           5
========================================================================
*  Through the date of sale.

 In addition, the Company sold and/or purchased several other interests, subsidiaries and operations in 1993, 1992 and 1991. The impact of these transactions was not material to the consolidated financial results of the Company. Net losses on dispositions after related income taxes amounted to $2 million and $33 million for 1993 and 1991, respectively. Net gains on dispositions after related income taxes amounted to $3 million for 1992.


4. Selected Consolidated Quarterly and Other Financial Data

Selected unaudited consolidated quarterly and other financial data for 1993 and 1992 are presented on pages 35-37.

5. Debt

=============================================================
(in millions)                             1993           1992
- -------------------------------------------------------------
Short-term debt
 Federal Home Loan Bank advances             -           $ 64
- -------------------------------------------------------------
Long-term debt
  9 1/2% senior notes                      $300          $300
  8.32% debentures                            -           194
  12% GNMA/FNMA-collateralized obligations  132           188
  7 5/8% notes                              185           185
  ESOP note guarantee                       125           149
  Federal Home Loan Bank advances             -            90
  Other                                      10            18
- -------------------------------------------------------------
                                           $752        $1,124
=============================================================

At December 31, 1993 and 1992, the estimated fair value of the Company's long-term debt was $821 million and $1.2 billion, respectively, primarily determined by quoted market prices.

Senior Notes. On March 10, 1992, the Company issued $300 million of 9 1/2% senior notes which mature on March 1, 2002. No principal or sinking fund payments are required prior to maturity date. The senior notes rank equally with all other unsecured, unsubordinated obligations of the Company. On December 31, 1993, in conjunction with the Merger, these notes were assumed by The Travelers Inc.

Debentures. On December 28, 1993, the Company defeased all of its 8.32% convertible subordinated debentures due 2015. The debentures will be redeemed on March 10, 1994 at a price of $1,008.30 in cash per $1,000 of principal amount. As of December 27, 1993, approximately $194 million principal amount of the debentures was outstanding.

GNMA/FNMA-collateralized obligations. The 12% obligations of Travelers Mortgage Securities Corporation have a stated maturity (assuming no prepayments) of March 1, 2014. Distributions on the GNMA and FNMA certificates, together with reinvestment earnings, are used to make principal and interest payments on the obligations. Since the rate of payment of principal depends on the rate of payment (including prepayments) of the underlying GNMA and FNMA certificates, the actual annual amounts of future principal payments cannot be reasonably estimated.

 The approximate minimum principal payments to be made in each of the next five years, assuming no further prepayments on the GNMA and FNMA certificates, are as follows:


         =======================================
         (in millions)
         ---------------------------------------

         1994                                $18
         1995                                  2
         1996                                  2
         1997                                  2
         1998                                  3
         =======================================


Notes. The 7 5/8% notes were issued in January 1987 and mature on January 15, 1997. No principal payments are required prior to the maturity date. On December 31, 1993, in conjunction with the Merger, these notes were assumed by The Travelers Inc.

ESOP note guarantee. The Company has guaranteed the loan obligation of its Employee Stock Ownership Plan (ESOP) (see note
13). The minimum principal payments to be made in 1994, 1995, 1996 and 1997 are $28 million, $30 million, $32 million and $35 million, respectively. On December 31, 1993, in conjunction with the Merger, this guarantee was assumed by The Travelers Inc.

Federal Home Loan Bank advances. In 1992, the Company's banking subsidiary became a member of the Federal Home Loan Bank and participated in its Advance Program. Advances outstanding at December 31, 1992 had various maturity dates from February 1993 to April 2002 and had interest rates ranging from 3.68% to 7.91%. At December 31, 1992, $205 million of mortgage loans were pledged to collateralize these advances. The subsidiary was sold during the third quarter of 1993.

Lines of credit. At December 31, 1993, the Company and its subsidiaries had approximately $275 million of unused lines of credit, all of which expires beyond December 31, 1994.

6. Capital And Preference Stock

Number of shares at December 31, 1993:

================================================================================
                                  Issued        Treasury Stock       Outstanding
- --------------------------------------------------------------------------------
Common stock,
  par value $1.25,
  500,000,000 authorized     146,872,701             1,256,405       145,616,296
Preferred stock,
  no par value,
  10,000,000 authorized                -                     -                 -
Preference stock,
  no par value,
  25,000,000 authorized
     Series A,
     $53.25 stated value       4,406,431                     -         4,406,431
     Series B,
     $50 stated value          7,500,000                     -         7,500,000
================================================================================

On December 31, 1993, each outstanding share of the Company's common stock (except for shares issued and held by The Travelers Inc., shares in treasury of the Company and dissenting shares) was converted into .80423 of a share of The Travelers Inc. common stock.

Common Stock.  Summary of activity in common stock outstanding:

==============================================================================
                                              1993          1992          1991
- ------------------------------------------------------------------------------
Balance beginning of year              144,020,518   104,156,082   102,170,021
Shares issued                              736,388    38,026,314             -
Dividend reinvestment plan                 378,542     1,662,282       719,694
Accrued vacation
  buy-back plan                                  -             -       874,877
Exercise of options                        793,397       134,074        31,397
Restricted stock awards                    240,836       134,072       335,179
Acquired for treasury                     (367,955)      (82,217)            -
Other                                     (185,430)      (10,089)       24,914
- ------------------------------------------------------------------------------
Balance end of year, prior to merger   145,616,296   144,020,518   104,156,082
==============================================================================

At December 31, 1993, prior to the Merger, unissued common shares were reserved for the following:

=======================================================
Stock plans                                   8,383,316
Conversion of Series A preference shares      4,406,431
Conversion of debentures                      3,776,848
Dividend reinvestment plan                      744,660
Other                                           129,563
- -------------------------------------------------------
Total                                        17,440,818
=======================================================

Common stock purchase rights. In 1986, the Company adopted a Share Purchase Rights Plan, and a dividend distribution of one common share purchase right on each outstanding share of common stock was declared and paid. The rights traded automatically with the common shares. These rights were redeemed by the Company for $.05 per right effective December 30, 1993 and payment was made by The Travelers Inc. As a result of the redemption, the Rights Plan became of no further force and effect.

Series A convertible preference stock. The Company's $4.53 Series A ESOP Convertible Preference Stock was issued to prefund the Company's matching obligation under one of its benefit plans (see note 13). On December 31, 1993, in conjunction with the Merger, the $4.53 Series A ESOP Convertible Preference Stock was converted into shares of The Travelers Inc. Series C Preferred Stock with substantially similar terms as the Series A shares.

Series B preference stock. In June 1992, 7,500,000 shares of the Company's 9 1/4% Series B preference stock were issued at a stated value of $50 per share. The Series B preference shares were held in the form of depositary shares, with two depositary shares representing each preference share. Annual dividends of $4.625 per share ($2.3125 per depositary share) were payable quarterly. Dividends were cumulative from the date of issue. The Series B preference stock was not redeemable prior to July 1, 1997. On and after July 1, 1997, the stock was redeemable at the Company's option, in whole or in part, at any time, at a price of $50 per share (equivalent to $25 per depositary share), plus accrued and unpaid dividends, if any, to the redemption date.

 In the event that dividends on the Series B preference stock were in arrears in an amount equal to at least six full quarterly dividends, holders of the stock would have the right to elect two additional directors to the Company's Board of Directors.

 On December 31, 1993, in conjunction with the Merger, the Series B preference stock was converted into shares of The Travelers Inc.
Series D Preferred Stock with substantially similar terms as the Series B shares.

Accrued vacation buy-back plan. Under the Accrued Vacation Buy-Back Plan, employees elected in 1991 either to exchange accumulated unused vacation balances as of January 1, 1991 for shares of the Company's common stock, or use such days before December 31, 1993. Under this plan, 874,877 shares of the Company's common stock were issued in June 1991. These elections resulted in after-tax income of $4 million in 1991.

Additional paid-in capital. The changes in additional paid-in capital for the three years ended December 31, 1993 are primarily attributable to the issuance of common stock in connection with The Travelers Inc. investment in 1992 (see note 23), the Accrued Vacation Buy-Back Plan in 1991, and the issuance of common stock in connection with the dividend reinvestment plan, exercise of stock options and restricted stock awards in all three years.

Unrealized investment gains (losses). An analysis of the change in unrealized gains and losses on investments is shown in note 16.

7. Shareholders' Equity and Dividend Availability

State insurance regulatory authorities prescribe statutory accounting practices for calculating net income and capital and surplus that differ in certain respects from generally accepted accounting principles (GAAP). The significant differences relate to deferred acquisition costs, which are charged to expenses as incurred; federal income taxes, which reflect amounts that are currently taxable; postretirement benefits, which are accrued for retirees and fully eligible employees, including amortization of the transition obligation over 20 years; and benefit reserves, which are determined using mortality, morbidity and interest assumptions, and which, when considered in light of the assets supporting these reserves, adequately provide for obligations under policies and contracts. In addition, the recording of impairments in the value of investments generally lags recognition under GAAP. Statutory net income and capital and surplus also include the benefit of certain actions taken by the Company, with the approval of state insurance regulatory authorities, to strengthen its statutory capital position.

 The tables below reconcile consolidated statutory net income and statutory capital and surplus computed in accordance with state insurance regulatory practices with consolidated net income and shareholders' equity as reported herein in conformity with GAAP.

==============================================================================
Net income (loss) for the year ended December 31
- ------------------------------------------------------------------------------
(in millions)                                     1993        1992        1991
- ------------------------------------------------------------------------------
Statutory net income (loss)
 Life companies                                  $(601)     $ (319)     $  (55)
 Property-casualty companies                       123        (237)        258
- ------------------------------------------------------------------------------
Total                                             (478)       (556)        203
Adjustments to life and health
 reserves and contractholder funds                 (68)         (2)       (120)
Deferred acquisition costs                          36          71          35
Equity in undistributed loss of
 noninsurance subsidiaries                         (18)        (19)        (37)
Timing of recognition of realized
 investment gains and losses                       680        (539)        194
Deferred federal income taxes                      142         503          32
Other, including certain
 restructuring expenses                             (6)       (286)         11
Cumulative effect of change in
 accounting for postretirement
 benefits other than pensions,
 net of tax                                          -        (258)          -
Cumulative effect of change in
 accounting for income taxes                         -         428           -
- ------------------------------------------------------------------------------
Net income (loss)                                $ 288      $ (658)      $ 318
- ------------------------------------------------------------------------------
Shareholders' equity at end of year
- ------------------------------------------------------------------------------
(in millions)                                     1993        1992        1991
- ------------------------------------------------------------------------------
Statutory capital and surplus
 Life companies                                 $  873      $1,571      $1,932
 Property-casualty companies                     1,483       1,665       1,843
- ------------------------------------------------------------------------------
Total                                            2,356       3,236       3,775
Adjustments to life and health
 reserves and contractholder funds                 309         316         279
Deferred acquisition costs                         827         791         720
Valuation reserves, nonadmitted
 and other asset adjustments                       668         (85)       (245)
Deferred federal income taxes                    1,523       1,371         353
Liability for postretirement benefits
 other than pensions                              (385)       (408)          -
Other liability adjustments, including
 restructuring reserves                           (283)       (243)       (292)
- ------------------------------------------------------------------------------
Shareholders' equity                            $5,015      $4,978      $4,590
- ------------------------------------------------------------------------------

Dividend availability. The Company is currently subject to various regulatory restrictions that limit the maximum amount of dividends available to shareholders without prior approval of insurance regulatory authorities. Under statutory accounting practices, no statutory surplus is available in 1994 for dividends to shareholders without prior approval.

 Dividend payments to the Company from its insurance subsidiaries are subject to similar restrictions and, absent the Merger, would be limited to $242 million in 1994.

8. Leases

 The Company and its subsidiaries have entered into various operating and capital lease agreements for office space and data processing and certain other equipment. Rental expense under operating leases was $192 million, $216 million and $208 million in 1993, 1992 and 1991, respectively. Future net minimum rental and lease payments are estimated as follows:

==============================================================
                      Minimum operating        Minimum capital
(in millions)           rental payments         lease payments
- --------------------------------------------------------------
Year ending December 31,
 1994                              $138                   $  7
 1995                               116                      7
 1996                                87                      7
 1997                                47                      4
 1998                                27                      4
 Thereafter                          16                     68
- --------------------------------------------------------------
                                   $431                   $ 97
==============================================================

 Included in these expenses are the rentals related to the sale of certain buildings leased back under operating and capital leases with initial terms ranging from 5 to 25 years. Deferred gains arising from these sales are being amortized over the primary lease terms. At December 31, 1993 and 1992, the amount remaining to be amortized is $53 million and $59 million, respectively.

The following is a summary of assets under capital leases:


=======================================================
(in millions)                  1993      1992      1991
- -------------------------------------------------------
Buildings                       $31       $31       $31
Equipment                        16        18        10
- -------------------------------------------------------
                                 47        49        41
Less accumulated depreciation    15        12        13
- -------------------------------------------------------
Net                             $32       $37       $28
=======================================================


9. Commitments and Contingencies

Financial instruments with off-balance-sheet risk. The Company trades and issues financial instruments with off-balance-sheet risk in the normal course of its business. These instruments, which are used to reduce the Company's overall exposure to market risk and to enhance the Company's investment opportunities, include financial guarantees, financial futures, forward contracts, fixed rate loan commitments and variable rate loan commitments, including revolving lines of credit.

 Financial instruments with off-balance-sheet risk involve, to varying degrees, elements of credit and market risk in excess of the amount recognized in the consolidated balance sheet. The contract or notional amounts of these instruments reflect the extent of involvement the Company has in a particular class of financial instrument. However, the maximum credit loss or cash flow associated with these instruments can be less than these amounts.

 The Company also may use other kinds of financial instruments from time to time that expose the Company to similar kinds of off-balance-sheet risk. These instruments include unfunded commitments to partnerships, transfers of receivables with recourse and interest rate swaps. The off-balance-sheet risks of these financial instruments were not considered significant at December 31, 1993 and 1992.

 The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for financial guarantees and fixed and variable rate loan commitments is represented by the contractual amount of these instruments. For financial futures contracts and forward contracts, the Company's exposure to credit loss in the event of nonperformance by the counterparty is less than the contractual or notional amount.

 The Company monitors creditworthiness of counterparties to these financial instruments by using criteria of acceptable risk that are consistent with on-balance-sheet financial instruments. The controls include credit approvals, limits and other monitoring procedures. Many transactions include the use of collateral to minimize credit risk and lower the effective cost to the borrower.

 A summary of contract or notional amounts is presented below:

=============================================================
(in millions)                                    1993    1992
- -------------------------------------------------------------
Financial instruments whose contract
 amount represents credit exposure:
   Financial guarantees                        $3,016  $4,039
   Fixed rate loan commitments                    126     160
   Variable rate loan commitments                  17     278
Financial instruments whose contract
 amount exceeds credit exposure:
   Forward contracts used as hedges               279     722
   Financial futures contracts                     25     418
=============================================================

 Financial guarantees are written conditional commitments issued by the Company to guarantee the performance of a customer to a third party. At December 31, 1993 and 1992, the fair value of financial guarantee contracts was $1 million and $7 million, respectively, which is an estimate of current replacement cost. These obligations are described more fully in note 10.

 Fixed rate loan commitments are obligations to make investments at fixed interest rates, including obligations to invest in fixed maturities and fixed rate mortgage loans. Variable rate loan commitments are obligations to make investments at variable interest rates, including obligations to invest in variable rate mortgage loans. At December 31, 1993 and 1992, fixed and variable rate loan commitments have no meaningful fair value because the terms of the commitments approximate market rates.

 The Company uses a variety of financial futures contracts to manage its sensitivity to changes in market interest rates. These contracts generally hedge the interest rate risk of other investments.
Financial futures contracts are traded on recognized exchanges.

 Cash payments are not required to enter into financial futures contracts. Outstanding positions are marked to market and settled daily. The notional amount of futures contracts represents the extent of the Company's involvement, but not future cash requirements, as open positions are typically closed out prior to the delivery date of the contract. At December 31, 1993 and 1992, the Company's futures contracts have no fair value because these contracts are marked to market and settled in cash.

 The Company uses a variety of forward contracts to manage its sensitivity to changes in foreign currency exchange rates. These contracts generally act as hedges for foreign investments held by U.S. portfolios or for investments in foreign operations (primarily
Canadian). Forward contracts are traded over-the-counter, generally with a financial institution.

 Cash payments are not required to enter into foreign currency forward contracts. Outstanding positions are marked to market; however, they are not settled in cash until maturity. The market risk attributed to either a futures contract or a forward contract is balanced by the market risk attributed to the associated hedged asset to minimize the Company's overall sensitivity to risk. At December 31, 1993 and 1992, the fair value of forward contracts used as hedges was $7 million and $9 million, respectively, which is based on quoted market prices.

Litigation. In response to the announcement in September 1993 of the anticipated merger with Primerica, a number of proposed class action lawsuits were filed in state court in Connecticut and New
York against the Company, its directors and Primerica. These cases are now consolidated in Connecticut, and the consolidated amended complaint generally seeks damages on behalf of shareholders of the Company based on the alleged inadequacy of the merger consideration offered by Primerica under the terms of the merger. On January 27, 1994, the defendants, including the Company by its successor, The Travelers Inc., filed a motion to dismiss the case based on, among other things, Connecticut law limiting claims by dissenting shareholders to statutory appraisal rights.

 In December 1993, the Company and National Medical Enterprises, Inc. (NME) executed an agreement in principal to settle lawsuits brought by both parties arising out of alleged fraudulent practices by NME during the years 1988 through 1992. The Company will receive the settlement, including interest, in 1994. Most of the proceeds will be distributed back to the Company's customers.

 The Company and certain of its subsidiaries were plaintiffs in a recently settled lawsuit in Federal Court in Connecticut relating to Separate Account "R", a real estate separate account that is administered and managed by The Travelers Insurance Company. The defendant Account participants filed counterclaims alleging that the Company breached its fiduciary obligations in the management of Separate Account "R". In April 1993, the Company entered into a class action settlement agreement with all defendants, which resolved all counterclaims and, as a result, all outstanding issues with the class of Account participants. Pursuant to the final settlement, the Company paid approximately $87 million to all Account participants. In 1992, the Company established a $53 million reserve for the estimated net cost of resolving this lawsuit. The Company is pursuing a declaratory action in Federal Court in New York against its primary errors and omissions insurer in response to a denial of coverage for the Separate Account "R" settlement. In January 1994, the Company settled a claim with its excess insurer. As of December 31, 1993, the Company had a receivable of $32 million for its insurance claims which was reduced by $7 million in 1993.

 In February 1990, the New Jersey Department of Insurance filed an administrative action, Fortunato v. Aetna Casualty & Surety Co. et al., seeking restitution from fifteen insurance companies, including the Company, arising from their acting as servicing carriers for the New Jersey Automobile Full Insurance Underwriting Association. In June 1993, the Company resolved this action and received a Consent Order from the New Jersey Insurance Department dismissing the action with prejudice. Compliance with the terms of the settlement agreement was not material to the financial statements.

 In April 1989, a lawsuit was filed against the Company by the federal government alleging the Company improperly handled health benefit claims for individuals who are actively employed and eligible for Medicare coverage. In November 1992, the court ruled on cross motions for summary judgment. The court found that the Company had no liability when acting in the capacity of an administrator of claims. However, the court also recognized that, while the government's right of recovery with respect to insured claims is governed by the substantive terms of our customer's health benefit plan, the right of recovery is independent of procedural limitations in the Company's contracts.

 The Securities and Exchange Commission is conducting a nonpublic inquiry pursuant to an order of investigation with respect to the Company's accounting, reporting and disclosure treatment of certain matters in connection with its lending and loss recognition practices pertaining to real estate investments and related matters going back to January 1, 1988. The Company is cooperating fully with the Commission's staff.

 The Company is in litigation with certain underwriters at Lloyd's of London in New York state court to enforce reinsurance contracts with respect to recoveries for certain asbestos claims. In January 1994, the court stayed litigation of this matter in favor of arbitration of the contract issues raised by the Company under the applicable treaties and an agreement with the Lloyd's market on coverage for asbestos-related claims.

 Certain of the Company's subsidiaries are involved in litigation with respect to claims arising with regard to insurance, which is taken into account in establishing benefit reserves. On insurance contracts written many years ago, the Company continues to receive claims asserting alleged injuries and damages from asbestos and other hazardous and toxic substances. In relation to these claims, the Company carries on a continuing review of its overall position, its reserving techniques and reinsurance recoverable. In each of these areas of exposure, the Company has endeavored to litigate individual cases and settle claims on favorable terms. Given the vagaries of court coverage decisions, plaintiffs' expanded theories of liability, the risks inherent in major litigation and other uncertainties, it is not presently possible to quantify the ultimate exposure represented by these claims. As a result, the Company expects that future earnings may be adversely affected by environmental and asbestos claims, although the amounts cannot be reasonably estimated. However, it is not likely these claims will have a material adverse effect on the Company's financial condition.

 The Company and/or its subsidiaries are defendants or co-defendants in various litigation matters. Although there can be no assurances, as of December 31, 1993, the Company believes, based on information currently available, that the ultimate resolution of these legal proceedings (other than environmental and asbestos claims) would not be likely to have, but may have, a material adverse effect on the results of operations.

 The amount of related litigation costs for 1993, 1992 and 1991 was $44 million, $48 million and $51 million, respectively.

10. Guarantees of the Securities of Other Issuers

As part of its regular insurance business in which a wide range of risks are assumed to cover possible future economic loss by third parties, the Company underwrites insurance guaranteeing the securities of certain issuers. The aggregate net amount of guarantees of principal and interest for such securities was approximately $180 million ($2.8 billion gross of reinsurance) and $2.8 billion ($3.6 billion gross of reinsurance) at December 31, 1993 and 1992, respectively. Estimated net earned premiums amounted to $5 million and $7 million in 1993 and 1992, respectively. Premiums are earned pro rata over the policy term. The related unearned premium reserve amounted to $1 million and $14 million at December 31, 1993 and 1992, respectively.

 The Company's participation in the Municipal Bond Insurance Association (MBIA) has been reinsured to Municipal Bond Investors Assurance Corporation, effective August 31, 1993. This accounts for the decline in aggregate net amount of guarantees of principal and interest and the reduction in the unearned premium reserves in 1993.


11. Per Share Data

No earnings per share information is provided for 1993 because the Company became a wholly-owned subsidiary of The Travelers Inc.
effective December 31, 1993.

 Primary income per common share was computed after provision for the dividend requirements on preference stocks. It is based upon the weighted average number of common shares outstanding including, if applicable, common stock equivalents. Fully diluted income per share was based on the number of shares used in the calculation of primary income per share plus shares issuable if Series A preference shares, convertible debentures and preferred shares were converted for the periods they were outstanding. In 1992 and 1990, such conversions were not assumed as the effect was antidilutive.

 The number of shares used in the calculation was:

==============================================================
                               Primary           Fully diluted
- --------------------------------------------------------------
1992                       106,149,028             106,149,028
1991                       103,022,370             111,595,983
1990                       101,814,180             101,814,180
1989                       102,587,596             108,336,328
==============================================================

12. Additional Operating Information*
   Results included in the table below reflect 1993 fourth quarter after-tax charges of $111 million for an addition to reserves for foreclosed properties held for sale and 1992 fourth quarter after-tax charges of $288 million for implementation of SOP 92-3 and $197 million for an addition to mortgage loan valuation reserves.

                                                                                       Pre-merger, historical accounting basis
- ------------------------------------------------------------------------------------------------------------------------------------
                                                 Property-   Property-               Managed       Asset
                                                  Casualty    Casualty              Care and  Management    Corporate
                                                Commercial    Personal   Financial  Employee   & Pension    and Other
(in millions)                                        Lines       Lines    Services  Benefits    Services   Operations  Consolidated
- ------------------------------------------------------------------------------------------------------------------------------------
1993
Revenues
 Premiums                                          $ 2,234     $ 1,361      $  235   $ 2,617      $  137            -       $ 6,584
 Net investment income                                 525         152         677       294         951      $     1         2,600
 Realized investment gains (losses)                    150          46          77        32        (122)          26           209
 Other, including gains and losses on dispositions      (7)         32         113       742          11            -           891
- -----------------------------------------------------------------------------------------------------------------------------------
   Total                                             2,902       1,591       1,102     3,685         977           27        10,284
- -----------------------------------------------------------------------------------------------------------------------------------
Income (loss) before federal income taxes                7         167         173       205        (248)         (72)          232
Net income (loss)                                       44         125         128       148         (98)         (59)          288
Assets                                              16,393       2,745      14,319     5,049      15,764          340        54,610
- -----------------------------------------------------------------------------------------------------------------------------------
1992
Revenues
 Premiums                                          $ 2,295     $ 1,428      $  231   $ 2,620      $  114            -       $ 6,688
 Net investment income                                 546         156         631       328       1,180      $   (42)        2,799
 Realized investment gains (losses)                     78          22         (98)      (18)       (626)           7          (635)
 Other, including gains and losses on dispositions      10          27         120       657          23          (14)          823
- -----------------------------------------------------------------------------------------------------------------------------------
   Total                                             2,929       1,633         884     3,587         691          (49)        9,675
- -----------------------------------------------------------------------------------------------------------------------------------
Income (loss) before federal
 income taxes and cumulative effects
 of changes in accounting principles                   (61)       (289)        (72)      (70)       (761)        (101)       (1,354)
Cumulative effect of change in
 accounting for postretirement benefits
 other than pensions, net of tax                       (88)        (37)        (15)     (106)        (10)          (2)         (258)
Cumulative effect of change in
 accounting for income taxes                            57          11          36       123         191           10           428
Net income (loss)                                      (45)       (201)        (20)      (23)       (311)         (58)         (658)
Assets                                              15,770       2,656      13,021     5,309      19,514        1,759        58,029
- -----------------------------------------------------------------------------------------------------------------------------------
1991
Revenues
 Premiums                                          $ 2,726     $ 1,457      $  249   $ 2,687     $   183            -       $ 7,302
 Net investment income                                 595         162         641       356       1,510      $   (36)        3,228
 Realized investment gains (losses)                      4           9           6        14         (42)           7            (2)
 Other, including gains and losses on dispositions      (3)         31         117       616          23           65           849
- -----------------------------------------------------------------------------------------------------------------------------------
   Total                                             3,322       1,659       1,013     3,673       1,674           36        11,377
- -----------------------------------------------------------------------------------------------------------------------------------
Income (loss) before federal income taxes              242          27          56       143         (35)        (110)          323
Net income (loss)                                      219          35          40       107          (5)         (78)          318
Assets                                              15,118       2,547      11,922     5,057      22,209        1,122        57,975
- -----------------------------------------------------------------------------------------------------------------------------------

* Included above in Corporate and Other Operations are The Massachusetts Company which was sold in 1993, and Dillon, Read Inc., which was sold in 1991
   (see note 3).

                                - 17 -

13. Benefit Plans

Pension plans. The Company and its subsidiaries maintain defined benefit pension plans for salaried employees. The primary plan is noncontributory and was amended in 1993 to provide benefits based on the account balances of participating employees at the time of retirement. The account balances of employees are credited annually with an amount based on salary and age, and accrue interest. Vesting occurs after five years of service in compliance with the provisions of the Tax Reform Act of 1986. The Company's funding policy for qualified U.S. pension plans is to contribute, at a minimum, the equivalent of the amount required under the Employee Retirement Income Security Act of 1974 and the Internal Revenue Code. Actuarially determined costs are provided for all other plans.

 Components of pension expense are:

========================================================
(in millions)                   1993      1992      1991
- --------------------------------------------------------
U.S. plans:
 Service costs                   $30       $40       $46
 Interest costs                  122       128       125
 Actual return on assets        (201)      (67)     (167)
 Net amortization and deferral    62       (53)        7
- --------------------------------------------------------
Net pension expense              $13       $48       $11
========================================================

As a result of certain organizational restructuring initiatives (see note 20), special termination benefits of $25 million are included in the net amortization and deferral component of 1992 net pension expense.

 Reconciliation of the funded status of the qualified plans follows:

=============================================================
(in millions)                        1993      1992      1991
- -------------------------------------------------------------
Actuarial present value of vested
 benefit obligations               $1,534    $1,399    $1,127
Actuarial present value of
 accumulated benefit obligations    1,548     1,418     1,153
- -------------------------------------------------------------
Plan assets at fair value          $1,719    $1,624    $1,644
Actuarial present value of
 projected benefit obligation       1,620     1,656     1,525
- -------------------------------------------------------------
Assets in excess of (less than)
 projected benefit obligation          99       (32)      119
Unamortized transition asset          (27)      (36)      (45)
Unrecognized net actuarial loss       185       268       198
Unrecognized prior service benefit   (101)      (40)      (78)
- -------------------------------------------------------------
Prepaid pension expense              $156      $160      $194
=============================================================

 At December 31, 1993, the non-qualified plan had projected benefit obligations of $60 million, which were $4 million less than the recorded liability. At December 31, 1992, the projected benefit obligation was $6 million less than the recorded liability. At December 31, 1991, the projected benefit obligation exceeded the recorded liability by $35 million.

 The expected long-term rate of return on plan assets was 8.9%, 9.7% and 10.2% for 1993, 1992 and 1991, respectively. In 1993, the discount rate used in determining the projected benefit obligation was

7.5% and the assumed rate of future annual salary increases varied between 2% and 9%, based upon employees' ages. The discount rate was 8.25% and 8.5% in 1992 and 1991, respectively, and the rate of increase in future compensation levels used in determining the projected benefit obligation was between 3% and 10% based on employees ages for 1992 and 6.5% for 1991. Changes in assumptions from period to period can result in adjustments to the accumulated and projected benefit obligations. Such changes may also affect the expense recognized and/or the unrecognized net actuarial gain or loss. Plan assets are held primarily in various separate accounts and the general account of The Travelers Insurance Company and certain investment trusts. These accounts invest in stocks, bonds, mortgage loans and real estate of entities unrelated to the Company.

 The Company also sponsors defined contribution pension plans for certain agents. Company contributions are primarily a function of production. The expense for these plans was $3 million in 1993 and $2 million in both 1992 and 1991.

Other benefit plans. In addition to pension benefits, the Company provides certain health care and life insurance benefits for retired employees. Substantially all employees may become eligible for these benefits if they reach retirement age while working for the Company. Retirees may elect certain prepaid health care benefit plans. Life insurance benefits generally are set at a fixed amount.

 In the third quarter of 1992, the Company adopted FAS 106 and elected to recognize the accumulated postretirement benefit obligation (i.e., the transition obligation) as a change in accounting principle retroactive to January 1, 1992.

 Prior to the adoption of FAS 106, the Company accounted for these postretirement costs on a cash basis. The cost recognized by the Company for these and similar benefits provided to active employees was based upon paid claims, net of employee contributions. Total costs of the plans for retirees were $20 million in 1991.

 The Company made contributions to the plans in 1993 and 1992 as claims were incurred. These contributions totaled $25 million and $23 million for 1993 and 1992, respectively. Retirees' contributions to these plans vary, based upon the retiree's age and election of coverage. Generally, increases in the Company's contributions for health care will be limited to two times the current average cost per retiree. In addition, retirees' contributions will vary based upon their years of service with the Company.

 Components of net periodic postretirement benefit cost are:

    ========================================================
    (in millions)                             1993      1992
    --------------------------------------------------------
    Service costs                              $ 4       $ 7
    Interest costs                              35        33
    Net amortization and deferral               (1)       14
    --------------------------------------------------------
    Net periodic postretirement benefit cost   $38       $54
    ========================================================


 As a result of certain organizational restructuring initiatives (see note 20), curtailment losses of $14 million in 1992 are included in the net amortization and deferral component of net periodic postretirement benefit cost in that year.

 The following table sets forth the plans' funded status reconciled with amounts recognized in the Company's consolidated balance sheet:

    =====================================================================
    (in millions)                                         1993       1992
    ---------------------------------------------------------------------
    Accumulated postretirement benefit obligation for:
      Retirees                                            $387       $286
      Other fully eligible plan participants                13         60
      Other active plan participants                        53         84
    ---------------------------------------------------------------------
    Total accumulated postretirement benefit obligation    453        430
    Plan assets at fair value                                -          -
    ---------------------------------------------------------------------
    Accumulated postretirement benefit obligation
      in excess of plan assets                             453        430
    Unrecognized net loss from experience
      different from that assumed                          (62)        (7)
    Unrecognized prior service benefit                      45          -
    ---------------------------------------------------------------------
    Accrued postretirement benefit cost                   $436       $423
    =====================================================================

 The weighted-average discount rate used in determining the accumulated postretirement benefit obligation was 7.5% and 8.0% for 1993 and 1992, respectively, and the assumed rate of future annual salary increases varied between 2% and 9% for 1993 and 3% and 10% for 1992 based on employees' ages.

 For measurement purposes, an annual rate of increase in the per capita cost of health care benefits (the health care cost trend rate) of up to 16.8% was assumed through 1994; the rate is assumed to decrease gradually to a maximum of 7.0% in 2001, and remain at that level thereafter. The health care cost trend rate assumption has a significant effect on the amounts reported. To illustrate, increasing the assumed health care cost trend rates by 1% in each year would increase the accumulated postretirement benefit obligation as of December 31, 1993 by $30 million and the aggregate of the service and interest cost components of net periodic postretirement benefit cost for 1993 by $3 million.

 The Merger transaction resulted in a change in control of the Company, as defined in the applicable plans, and provisions of some employee benefit plans secured existing compensation and benefit entitlements earned prior to any change in control and provided a salary and benefit continuation floor for employees whose employment was affected.

Stock plans. Stock options, stock appreciation rights (SARs) and shares of restricted stock have been granted pursuant to plans adopted by the Board of Directors and approved by shareholders at the 1982 and 1988 annual meetings. The 1988 plan provided for the award of up to 10,000,000 shares of the Company's common stock in the form of options to purchase common stock or SARs, and restricted stock. Commencing in 1988, all grants were made pursuant to the 1988 plan, although the prior plan continued to govern awards of options and SARs made pursuant to it.

 All outstanding options and SARs were either exercisable or became exercisable over various periods beginning one year after the date of grant and could be exercised until 10 years from the date of grant.

 A holder of an option with an SAR attached has the right to surrender the SAR for the appreciation in the common stock between the time of the grant and the surrender. However, the maximum value of an SAR was limited to twice the option purchase price. The exercise of an SAR canceled the option grant with which the SAR was associated, and vice versa.

 Shares of restricted stock were granted subject to restrictions on their transferability. These restrictions lapsed upon the expiration of a period of employment or the achievement of stated criteria, or both. The restrictions lapsed over a period of between one and ten years from the date of grant.

 Effective December 30, 1993, all stock options became exercisable or could be liquidated for a cash amount, all stock appreciation rights were terminated, all restrictions on time-lapse restricted stock lapsed and restrictions on 50% of the performance contingent restricted stock lapsed. In addition, The Travelers Inc. offered an alternative stock option election which option holders could choose in lieu of exercising or exchanging their options.

 At the time of the Merger, 7,193,486 options to purchase the Company's common stock were outstanding. Of this amount, 2,205,204 options were forfeited or liquidated and the remaining 4,988,282 options at a weighted average price of $26.94 were converted to options to receive 4,011,726 shares of The Travelers Inc. common stock at a weighted average price of $33.50. The cost related to options liquidated is approximately $8 million. In addition, the remaining outstanding restricted stock awards of 141,759 shares were converted into 113,977 restricted shares of The Travelers Inc. common stock.

 Information with respect to grants follows:

================================================================================
                                                             Options outstanding
                                                  ------------------------------
                                 Shares                                  Average
                              available                                   option
                              for grant           Shares                   price
- --------------------------------------------------------------------------------
Balance, January 1, 1991      2,465,712        2,823,861                  $34.79
 Options:
   Granted                   (1,109,209)       1,109,209                  $17.09
   Exercised                          -          (36,219)                 $13.91
   Forfeited                     64,473         (208,755)
 Restricted stock:
   Granted                     (330,568)               -
   Forfeited                      9,579                -
- --------------------------------------------------------------------------------
Balance, December 31, 1991    1,099,987         3,688,096                 $29.46
 Options:
   Authorized                 5,000,000                -
   Granted                   (2,056,100)        2,056,100                 $22.38
   Exercised                          -          (190,001)                $14.52
   Forfeited                    142,348          (231,007)
 Restricted stock:
   Granted                     (131,072)                -
   Forfeited                     41,767                 -
- --------------------------------------------------------------------------------
Balance, December 31, 1992    4,096,930          5,323,188                $27.28
 Options:
   Granted                   (3,144,365)         3,144,365                $27.37
   Exercised                          -           (938,758)               $19.16
   Forfeited                    307,124           (335,309)
 Restricted stock:
   Awarded                     (231,110)                 -
   Forfeited                    161,251                  -
- --------------------------------------------------------------------------------
Balance, December 31, 1993    1,189,830          7,193,486                $28.30
================================================================================

Options exercisable at December 31, 1993, 1992 and 1991 were
7,193,486, 2,782,576 and 1,859,359, respectively.

Savings, investment and stock ownership plan. Under the savings, investment and stock ownership plan available to substantially all employees, the Company matches a portion of employee contributions. Effective April 1, 1993, the match decreased from 100% to 50% of an employee's first 5% contribution and a variable match based on the Company's profitability was added. The Company's matching obligations were $22 million in 1993 and $36 million in both 1992 and 1991. In the second quarter of 1989, the Company established an Employee Stock Ownership Plan (ESOP) to serve as the funding vehicle for its matching obligation under the savings, investment and stock ownership plan beginning in 1990. In June 1989, the ESOP purchased 3,755,869 shares of the Company's $4.53 Series A ESOP Convertible Preference Stock at $53.25 per share. The Series A preference stock is convertible into the Company's common stock at a one-to-one conversion rate. The shares may be redeemed at the option of the Company or the holder under certain circumstances. Annual dividends of $4.53 are cumulative. The Series A preference stock has a minimum liquidation value of $53.25 plus unpaid and accrued dividends. The ESOP financed the purchase of the Series A preference shares with a $200 million variable interest rate loan from a third party. The Company has guaranteed the ESOP's debt obligation, and the unpaid principal balance is included in the Company's long-term debt with a corresponding offset to the ESOP Series A preference stock.
Increasing semi-annual payments that began January 1, 1990 will fully amortize the debt by July 1, 1997.

 The Series A preference shares are held by the ESOP Trustee and are allocated to participants by a method that considers the debt service requirements of the ESOP. In 1993, 429,361 Series A preference shares were allocated to participants under this method. This compares with 394,044 shares in 1992 and 384,738 shares in 1991. Remaining unallocated shares are 2,061,214, 2,490,575 and 2,884,619 in 1993,
1992 and 1991, respectively. To the extent that the shares allocated by this method are not sufficient to meet the Company's matching obligation under the savings plan, additional contributions will be made. No such contribution was required to meet the 1993 obligation.
In January 1993, 184,397 additional preference shares were contributed to the ESOP to meet the 1992 matching obligation. In December 1991, 320,000 additional preference shares were contributed to the ESOP to meet the estimated 1991 matching obligation. Likewise, in January
1991, 146,165 additional preference shares were contributed to the ESOP to meet the 1990 matching obligation.

 ESOP expense is recognized based upon the value of preference shares allocated to plan participants, giving consideration to interest incurred on the debt and credit for dividends received. The value of additional Series A preference shares, common stock or cash necessary to satisfy the matching requirement is included as a component of ESOP expense. The amount of ESOP expense recognized by the Company was $25 million in 1993, $26 million in 1992 and $29 million in 1991. Dividends of $20 million, $19 million and $17 million in 1993, 1992 and 1991, respectively, as well as contributions of $8 million in 1993 and 1992 and $10 million in 1991, were used by the ESOP to service its debt. The ESOP incurred $4 million, $5 million and $9 million of interest expense in 1993, 1992 and 1991, respectively.

 Effective December 31, 1993, in conjunction with the Merger, all outstanding Series A preference shares were transferred and converted to shares of The Travelers Inc. $4.53 ESOP Convertible Preferred Stock, Series C with substantially similar terms, and The Travelers Inc. assumed the guarantee of the ESOP's debt obligation.

14. Federal Income Taxes


============================================================
(in millions)                       1993      1992      1991
- ------------------------------------------------------------
Effective tax rate
Income (loss) before federal
 income taxes                       $232   $(1,354)    $ 323
- ------------------------------------------------------------
Statutory tax rate                    35%       34%       34%
- ------------------------------------------------------------
Expected federal income taxes       $ 81   $  (460)    $ 110
Tax effect of:
 Nontaxable investment income        (39)      (38)      (44)
 "Fresh start" adjustments           (16)      (20)      (50)
 Adjustment to benefit and
   other reserves                    (41)       (9)       (1)
 Adjustment to deferred tax asset
   for enacted change in tax rates
   from 34% to 35%                   (44)        -         -
 Nondeductible merger expenses        10         -         -
 Other                                (7)        1         1
- ------------------------------------------------------------
Federal income taxes               $ (56)    $(526)    $  16
- ------------------------------------------------------------
Effective tax rate                   (24)%      39%        5%
- ------------------------------------------------------------

Composition of federal income taxes
Current:
 United States                     $  81     $ (31)    $  46
 Foreign                               5         8         2
- ------------------------------------------------------------
   Total                              86       (23)       48
- ------------------------------------------------------------
Deferred:
 United States                      (142)     (503)      (32)
 Foreign                               -         -         -
- ------------------------------------------------------------
   Total                            (142)     (503)      (32)
- ------------------------------------------------------------
Federal income taxes               $ (56)    $(526)    $  16
============================================================

 The net deferred tax assets at December 31, 1993 and 1992 were comprised of the tax effects of the temporary differences related to the following assets and liabilities:


======================================================================
(For the year ended December 31,
in millions)                                        1993          1992
- ----------------------------------------------------------------------
 Deferred tax assets:
 Property-casualty loss reserves                    $600          $570
 Benefit, reinsurance and other reserves             347           239
 Contractholder funds                                185           173
 Investments                                         382           379
 Reserve for postretirement benefits                 153           144
 Restructuring reserves                               60            98
 Other                                               221           196
- ----------------------------------------------------------------------
Total                                              1,948         1,799
- ----------------------------------------------------------------------
Deferred tax liabilities:
 Deferred acquisition costs                          240           230
 Accumulated depreciation                             30            44
 Prepaid pension expense                              55            54
- ----------------------------------------------------------------------
Total                                                325           328
- ----------------------------------------------------------------------
Net deferred tax asset before valuation allowance  1,623         1,471
Valuation allowance for deferred tax assets         (100)         (100)
- ----------------------------------------------------------------------
Net deferred tax asset after valuation allowance  $1,523        $1,371
======================================================================

 The change in the net deferred tax asset after valuation allowance includes a $10 million change in the deferred taxes relating to unrealized investment losses.
 The net tax effects of significant timing differences in the deferred tax provision for 1991 were as follows:

===============================================
(in millions)                              1991
- -----------------------------------------------
Components of deferred taxes:
 Deferred acquisition costs                $ (6)
 Benefit, reinsurance and other reserves    (32)
 Dividends to contractholders                 7
 Property-casualty loss reserves            (39)
 Prepaid pension expense                      2
 Compensated absences                         9
 Investment valuation and other reserves     17
 Other                                       10
- -----------------------------------------------
Deferred federal income taxes              $(32)
===============================================

Consolidated federal income taxes. The Company files its federal income tax return on a consolidated basis. The return includes one subgroup of companies that are considered life insurers for federal income tax purposes and one subgroup of companies that are not life insurers. Certain limitations and restrictions apply to the utilization of losses generated by one subgroup against income of the other subgroup.

 In August 1993, the President signed into law the Omnibus Budget Reconciliation Act of 1993 (the Act). Included in the Act was a provision that raised the tax rate on corporations from 34% to 35%. Under current GAAP accounting rules, the Company was required to restate its deferred tax asset using the new 35% rate as of the enactment date of the legislation. This restatement produced a $40 million increase to the deferred tax asset (and an increase to earnings) for 1993.

 Upon adoption of FAS 109, a valuation allowance of $100 million was established to reduce the net deferred tax asset on investment losses to the amount that, based upon all available evidence, is more likely than not to be realized. Reversal of the valuation allowance is contingent upon the recognition of future capital gains in the Company's federal income tax return or a change in circumstances which causes the recognition of the benefits to become more likely than not. There was no net change in the total valuation allowance during 1993.

 As of December 31, 1993, the Company has no ordinary or capital loss carryforwards. The Company has an alternative minimum tax (AMT) credit carryforward of $51 million as of December 31, 1993 and $63 million as of December 31, 1992. This credit will be utilized to offset the excess of regular tax over AMT in future years and has no expiration period.

 Extraordinary tax credits of $11 million relating to the realization of book capital loss carryforwards were recognized in 1991. In addition, $316 million of deferred tax assets, which were in excess of the amount of tax recoverable through carrybacks, were not recognized at December 31, 1991. In 1992, this amount was included in the FAS 109 cumulative effect adjustment net of the valuation allowance of $100 million.

Life insurance companies. The "policyholders surplus account", which arose under prior tax law, is generally that portion of the gain from operations that has not been subjected to tax, plus certain deductions. The balance of this account, which, under provisions of the Tax Reform Act (TRA) of 1984, will not increase after 1983, is estimated to be $893 million. This amount has not been subjected to current income taxes but, under certain conditions that management considers to be remote, may become subject to income taxes in future years. At current rates, the maximum amount of such tax (for which no provision has been made in the financial statements) is approximately $313 million.

Nonlife companies. Commencing in 1987, the TRA of 1986 required insurance companies to discount property-casualty loss reserves for tax purposes. Companies were, however, allowed a "fresh start" adjustment by recomputation of the opening 1987 loss reserves. This adjustment reduced 1991 taxes by $35 million. There was no 1993 or 1992 effect since the unamortized "fresh start" balance at December 31, 1991 was included in the FAS 109 cumulative effect adjustment.

 Starting in 1990, the Omnibus Budget Reconciliation Act of 1990 required property-casualty insurance companies to accrue estimated salvage and subrogation recoverables. Companies were, however, allowed a "fresh start" adjustment equal to 87% of the discounted opening 1990 reserve. For the Company, this amount was spread over a four-year period beginning in 1990. "Fresh start" adjustments relating to salvage and subrogation reduced 1993, 1992 and 1991 taxes by $16 million, $20 million and $15 million, respectively.


15. Reinsurance

The Company, through its insurance subsidiaries, participates in reinsurance to reduce overall risks, including exposure to large losses and catastrophic events, and to effect business-sharing arrangements. Its property-casualty insurance subsidiaries also participate as a servicing carrier for and member of several pools and associations. Amounts recoverable from reinsurers of short-duration contracts are estimated in a manner consistent with the claim liability associated with the reinsured policy. The Company remains primarily liable as the direct insurer on all risks reinsured. Reinsurance recoverables are reported after allowances for uncollectible amounts. Generally, the cost of reinsurance is recognized over the period of the reinsurance contract. Prepaid reinsurance premiums are included in other assets within the consolidated balance sheet.

A summary of reinsurance financial data reflected within the consolidated statement of operations and retained earnings is presented below (in millions):

========================================================================
(For the year ended
December 31, in millions)         1993           1992           1991
- ------------------------------------------------------------------------

Written Premiums:
- ----------------
 Direct                        $ 7,716        $ 7,738        $ 8,178
 Assumed                           425            539            539
 Ceded                          (1,557)        (1,589)        (1,415)
- ------------------------------------------------------------------------
      Total                    $ 6,584        $ 6,688        $ 7,302
========================================================================

Earned Premiums:
- ---------------
 Direct
   Life business               $ 3,005        $ 2,898        $ 2,978
   Property-casualty business    4,510          4,936          5,256
 Assumed
   Life business                    34            127            137
   Property-casualty business      383            362            402
 Ceded
   Life business                   (87)           (65)           (20)
   Property-casualty business   (1,452)        (1,454)        (1,444)
- ------------------------------------------------------------------------
      Total                    $ 6,393        $ 6,804        $ 7,309
========================================================================

The following table reflects reinsurance recoveries (in millions):

========================================================================
(For the year ended
December 31, in millions)         1993           1992           1991
- ------------------------------------------------------------------------

Reinsurance Recoveries:
- ----------------------
 Life business                   $  85        $    85        $   102
 Property-casualty business      1,240          1,568*         1,191
- ------------------------------------------------------------------------
      Total                     $1,325        $ 1,653        $ 1,293
========================================================================

* Increase in 1992 is due to Hurricane Andrew.


A summary of financial data reflected within the consolidated balance sheet follows (in millions):

========================================================
(At December 31, in millions)     1993           1992
- --------------------------------------------------------

Reinsurance Recoverables:
- ------------------------
 Life business                  $   65         $   86
 Property-casualty business:
     Pools and associations      2,585          2,582
     Other reinsurers            1,546          1,500
- --------------------------------------------------------
                                 4,131          4,082
- --------------------------------------------------------
      Total                    $ 4,196        $ 4,168
========================================================

Included within the December 31, 1993 reinsurance recoverable balance is a current estimate of reinsurance recoverable from Lloyd's of London of $330 million. The collectibility of the reinsurance recoverable from Lloyd's relating to the arbitration (see note 9) is supported by a market agreement with Lloyd's favorable to the Company.

16. Investments and Investment Gains (Losses)

==========================================================================
(For the year ended
December 31, in millions)                   1993         1992         1991
- --------------------------------------------------------------------------
Realized
Fixed maturities                            $372        $  99        $ 103
Equity securities                             43           34           43
Mortgage loans                               (35)        (400)        (103)
Real estate                                 (235)        (425)           -
Foreign currency translation                  (7)         (37)         (32)
Other                                         71           94          (13)
- --------------------------------------------------------------------------
Realized investment gains (losses)          $209        $(635)       $  (2)
==========================================================================

Unrealized
Fixed maturities                            $(98)         $167       $ 170
Equity securities                             35             3          59
Other                                         35            16          27
- --------------------------------------------------------------------------
                                             (28)          186         256
Related taxes                                (12)           62          65
- --------------------------------------------------------------------------
Net unrealized investment
 gains (losses)                              (16)          124         191
Balance beginning of year                    197            73        (118)
- --------------------------------------------------------------------------
Balance end of year                         $181          $197       $  73
==========================================================================
Equity securities
                                                             Unrealized
                                                          ----------------
(At December 31, in millions)               Cost         Gains      Losses
- --------------------------------------------------------------------------
1993                                        $252           $96       $  23
1992                                         251            58          20
1991                                         510            80          44
==========================================================================

Fixed maturities

                                       Estimated          Estimated market
(At December 31,      Carrying            market        value greater than
in millions)             value             value            carrying value
                      ----------------------------------------------------
                                                        Amount     Percent
- --------------------------------------------------------------------------
1993                   $24,876           $25,823       $   947           4
1992                    22,946            23,771           825           4
1991                    20,987            22,144         1,157           6
==========================================================================

Fixed maturities. Fixed maturities are valued based upon quoted market prices or, if quoted prices are not available, discounted expected cash flows using market rates commensurate with the credit quality and maturity of the investment.

 Sales from the amortized cost portfolios have been made periodically. Such sales were $806 million, $1.1 billion and $2.6 billion in 1993, 1992 and 1991, respectively. Gross gains of $59 million, $49 million and $92 million in 1993, 1992 and 1991 respectively, and gross losses of $4 million in 1993 and $10 million in 1992 and 1991 were realized on those sales.

 The carrying values of the trading portfolio fixed maturities are adjusted to market value as it is likely they will be sold prior to maturity. These fixed maturities had market values of $9.0 billion at December 31, 1993 and $8.9 billion at December 31, 1992. Net unrealized gains were $205 million at December 31, 1993 and $322 million at December 31, 1992. Sales of trading portfolio fixed maturities were $9.6 billion, $4.4 billion and $3.8 billion in 1993, 1992 and 1991, respectively. Gross gains of $317 million, $124 million and $90 million in 1993, 1992 and 1991, respectively, and gross losses of $6 million, $16 million and $13 million in 1993, 1992 and 1991, respectively, were realized on those sales.

 Effective January 1, 1994, the Company will adopt FAS 115. For further discussion see note 1.

==========================================================================================
Fixed maturities carried at amortized cost by investment type
- ------------------------------------------------------------------------------------------
                                                      Gross            Gross
                                   Carrying      unrealized        unrealized       Market
(in millions)                         value           gains            losses        value
- ------------------------------------------------------------------------------------------
December 31, 1993
Mortgage-backed securities,
 CMOs and pass through securities   $ 1,107          $   64            $    9      $ 1,162
U.S. Government and government
 agencies and authorities               165              11                 1          175
States, municipalities
 and political subdivisions           2,664              89                 7        2,746
Foreign governments                     439              40                 -          479
Public utilities                      2,776             197                12        2,961
Convertible bonds                         2               -                 -            2
All other corporate bonds             8,810*            578                81        9,307
Redeemable preferred stock               37               2                 -           39
- ------------------------------------------------------------------------------------------
Total                               $16,000            $981              $110      $16,871
==========================================================================================

December 31, 1992
Mortgage-backed securities,
 CMOs and pass through securities   $ 1,186            $112                        $ 1,298
U.S. Government and government
 agencies and authorities               504              17              $  2          519
States, municipalities
 and political subdivisions           1,560              43                21        1,582
Foreign governments                     453              28                 1          480
Public utilities                      2,847             165                 6        3,006
Convertible bonds                         1               -                 -            1
All other corporate bonds             7,496*            417                25        7,888
Redeemable preferred stock               52               3                 2           53
- ------------------------------------------------------------------------------------------
Total                               $14,099            $785              $ 57      $14,827
==========================================================================================


* Before valuation reserves of $76 million and $97 million at December 31, 1993 and 1992, respectively.

======================================================================
Trading portfolio securities by investment type
- ----------------------------------------------------------------------
Carrying value at December 31,
(in millions)                                      1993           1992
- ----------------------------------------------------------------------
Mortgage-backed securities -
 principally obligations of
 U.S. Government agencies                        $3,779         $4,005
U.S. Government and government
 agencies and authorities                         3,472          3,168
States, municipalities and political subdivisions    14             18
Foreign governments                                  19             13
Public utilities                                    105             89
Convertible bonds                                   406            458
All other corporate bonds                         1,157          1,193
- ----------------------------------------------------------------------
Total trading portfolio securities               $8,952         $8,944
======================================================================

 The carrying value and market value of fixed maturities at December 31, 1993, by contractual maturity, are shown below. Fixed maturities subject to early or unscheduled prepayments have been included based upon their contractual maturity dates. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.


======================================================
Maturity                      Carrying          Market
(in millions)                    value*          value
- ------------------------------------------------------
One year or less                $1,090          $1,118
Over 1 year through 5 years      6,769           7,020
Over 5 years through 10 years    7,488           7,883
Over 10 years                    4,719           4,861
- ------------------------------------------------------
                                20,066          20,882
Mortgage-backed securities       4,886           4,941
- ------------------------------------------------------
                               $24,952         $25,823
======================================================
* Before valuation reserves of $76 million at December 31, 1993.

Concentrations. At December 31, 1993, the Company had no concentration of investments in a single investee exceeding 10% of consolidated shareholders' equity.

 Included in fixed maturities is a concentration in below investment grade assets totaling $1.2 billion and $1.3 billion at December 31, 1993 and 1992, respectively. The Company defines its below investment grade assets as those securities rated "Ba1" or below by external rating agencies, or the equivalent by internal analysts when a public rating does not exist. Such assets include publicly traded below investment grade bonds, highly leveraged transactions and certain other privately issued bonds that are classified as below investment grade loans. The Company also has concentrations of investments in the following industries prior to consideration of investment valuation reserves:

===============================================
(in millions)                     1993      1992
- ------------------------------------------------
Electric utilities              $1,715    $1,366
Banking*                         1,519     1,681
Finance                          1,471     1,683
================================================
* Includes $509 million and $900 million at December 31, 1993 and
1992, respectively, of primarily short-term investments and cash equivalents issued by foreign banks.

 Below investment grade assets included in the totals above were as follows:

====================================================
(in millions)                     1993          1992
- ----------------------------------------------------
Electric utilities               $  81         $  33
Finance                             61           121
Banking                             21            37
====================================================

 At December 31, 1993 and 1992, significant concentrations of mortgage loans were for properties located in highly populated areas in the states listed below. The amounts shown are prior to consideration of investment valuation reserves:

====================================================
(in millions)                     1993          1992
- ----------------------------------------------------
California                      $1,307        $1,460
New York                           951         1,326
Texas                              647         1,010
Illinois                           620           694
Florida                            614           962
====================================================

 Other mortgage loan investments are fairly evenly dispersed throughout the United States, with no holdings in any other state exceeding $400 million and $600 million at December 31, 1993 and 1992, respectively.

 Mortgage loans by property type at December 31, 1993 and 1992 are shown below, prior to consideration of investment valuation reserves:

====================================================
(in millions)                     1993          1992
- ----------------------------------------------------
Office                          $3,571        $4,389
Apartment                        1,769         2,690
Retail                             974         1,236
Hotel                              566           540
Industrial                         316           423
Other                              141           261
- ----------------------------------------------------
Total commercial                 7,337         9,539
Agricultural                       650           805
Residential                          1           610
- ----------------------------------------------------
Total                           $7,988       $10,954
====================================================

 Real estate assets at December 31, 1993 and 1992 included office properties with carrying values of $1,270 million and $1,689 million, respectively.

 The Company monitors creditworthiness of counterparties to all financial instruments by using controls that include credit approvals, limits and other monitoring procedures. Collateral for fixed maturities often includes pledges of assets, including stock and other assets, guarantees and letters of credit. The Company's underwriting standards with respect to new mortgage loans generally require loan to value ratios of 75% or less at the time of mortgage origination.

Investment valuation reserves. At December 31, 1993, 1992 and 1991, total investment valuation reserves, which are deducted from the applicable investment carrying values in the consolidated balance sheet, were as follows:

===================================================

(in millions)              1993      1992      1991
- ---------------------------------------------------
Beginning of year        $1,497    $  925    $1,046
Increase                    208       883       172
Impairments, net of
 gains/recoveries          (628)     (311)     (293)
- ---------------------------------------------------
End of year              $1,077    $1,497    $  925
===================================================

 At December 31, 1993, investment valuation reserves were comprised of $498 million for mortgage loans, $495 million for real estate and $84 million for securities. Increases in the investment valuation reserves are reflected as realized investment losses.

 The Company continually monitors its investment portfolios, assessing status and creditworthiness of borrowers as well as other variables. The valuation reserves reflect management's judgment of the probable losses inherent in the portfolios. This judgment is based on a review of factors that include individual loan and historical loss experience and the specific industry and economic conditions. Management believes the reserves are adequate based on the current environment.

Nonincome producing. Investments included in the consolidated balance sheets that were nonincome producing were as follows:

================================================
(in millions)                     1993      1992
- ------------------------------------------------
Mortgage loans                   $ 451     $ 514
Real estate                        337       699
Fixed maturities                    36        16
- ------------------------------------------------
Total                            $ 824    $1,229
================================================

Restructured. The Company has restructured investments totaling approximately $1.2 billion and $1.4 billion at December 31, 1993 and 1992, respectively. The new terms typically defer a portion of contract interest payments to varying future periods. The accrual of interest is suspended on all restructured loans, and interest income is reported only as payment is received. Gross interest income on restructured mortgage loans that would have been recorded in accordance with the original terms of such loans amounted to $128 million in 1993 and $166 million in 1992. Interest on these loans, included in net investment income, aggregated $56 million and $72 million in 1993 and 1992, respectively.

17. Net Investment Income

==========================================================
(For the year ended December 31,
 in millions)                     1993      1992      1991
- ----------------------------------------------------------
Gross investment income
Fixed maturities
 Bonds                          $1,969    $1,984     $2,344
 Redeemable preferred stocks         5         4          6
Equity securities
 Common stocks                       2         8          -
 Nonredeemable preferred stocks      8         8          7
Mortgage loans                     753       983      1,238
Real estate                        415       399        266
Policy loans                       106       109         96
Other                                1         6         72
- -----------------------------------------------------------
                                 3,259     3,501      4,029
- -----------------------------------------------------------
Investment expenses
General investment                 544       553        443
Interest, discount and expense
 on long-term debt                  81        90         72
Other interest                      34        59        286
- -----------------------------------------------------------
                                   659       702        801
- -----------------------------------------------------------
Net investment income           $2,600    $2,799     $3,228
===========================================================

The amounts shown in the above table are net of increases in the investment income valuation reserves, which reflect estimates of amounts considered doubtful of realization. There were no such increases in 1993, 1992 and 1991. At December 31, 1993 and 1992, the reserve, which is deducted from investment income accrued in the consolidated balance sheet, amounted to $44 million and $58 million, respectively.

 At December 31, 1993 and 1992, the investment income valuation reserves of a noninsurance subsidiary amounted to $17 million and $27 million, respectively.


18. Fair Value Of Certain Financial Instruments

The Company uses various financial instruments in the normal course of its business. Fair value information for financial instruments not presented elsewhere in these financial statements is discussed below. Fair values of financial instruments which are considered insurance contracts are not required to be disclosed and are not included in the amounts discussed.

  The estimated fair value of the Company's mortgage loan portfolio at December 31, 1993 and 1992 is $7.2 billion and $9.7 billion, respectively. Mortgage loans are grouped into homogeneous categories based on the Company's internal rating system. Performing loans generally are valued using either discounted cash flow analysis, reflecting market-based interest rates commensurate with the underlying risk, or, if foreclosure is deemed possible, the lower of carrying value or underlying collateral value.
In arriving at estimated fair value, the Company used interest rates reflecting the higher returns required in the current real estate financing market. As the marketplace changes, these rates will be adjusted accordingly. Underperforming loans are valued at the lower of carrying value or underlying collateral value.

  The carrying value of $890 million and $537 million of financial instruments classified as other assets approximates their fair value at December 31, 1993 and 1992, respectively. The carrying values of $2.5 billion and $2.7 billion of financial instruments classified as other liabilities also approximate their fair values at December 31, 1993 and 1992, respectively. Fair value is determined using various methods including discounted cash flows and carrying value, as appropriate for the various financial instruments.

  At December 31, 1993, contractholder funds with defined maturities have a carrying value of $4.8 billion and a fair value of $5.0 billion, compared with a carrying value of $6.0 billion and fair value of $6.2 billion at December 31, 1992. The fair value of these contracts is determined by discounting expected cash flows at an interest rate commensurate with the Company's credit risk and the expected timing of cash flows. Contractholder funds without defined maturities have a carrying value of $12.9 billion and a fair value of $12.7 billion at December 31, 1993, compared to a carrying value of $10.7 billion and a fair value of $10.4 billion at December 31, 1992. These contracts generally are valued at surrender value.

  The assets of separate accounts providing a guaranteed return have a carrying value and fair value of $1.1 billion and $1.2 billion, respectively, at December 31, 1993, compared to a carrying value and fair value of $711 million and $767 million, respectively, at December 31, 1992. The liabilities of separate accounts providing a guaranteed return have a carrying value and fair value of $1.1 billion and $1.3 billion, respectively, at December 31, 1993, compared to a carrying value and fair value of $632 million and $735 million, respectively, at December 31, 1992.

  The carrying values of short-term securities, investment income accrued and securities transactions in the course of settlement approximate their fair value.


19. Asbestos, Environmental Liabilities and Litigation Reserves

In the third quarter of 1993, the Company added $325 million to its reserves for asbestos and environmental liabilities, as well as for blood-related claims for policies issued in the early 1980s. This addition to reserves resulted in an after-tax charge of $211 million. Several recent developments contributed to the decision to add to reserves. The insurance industry is witnessing a growth in claims brought by outside workers who allege exposure to asbestos while working on site at various companies. There has been an increase in the incidence of this type of claim during 1993. The Company also has experienced a growth in environmental claims primarily from smaller companies with lower coverage limits and has been named as a defendant in coverage cases brought by other insurers against their policyholders and the policyholders' other carriers.

  The insurance industry has been, and continues to be, involved in extensive litigation involving policy coverage and liability issues as they relate to environmental claims, as a result of various state and federal regulatory efforts aimed at environmental remediation.

  In addition to the regulatory pressures, certain court decisions have expanded insurance coverage beyond the original intent of the insurer and insured, frequently involving policies that were issued prior to the mid-1970s. The results of court decisions affecting the industry's coverage positions continue to be inconsistent. Accordingly, the ultimate responsibility and liability for environmental remediation costs remain uncertain.

  The following table displays activity for environmental losses and loss expenses and reserves for the three years ended December 31, 1993. Approximately 12% of the net environmental loss reserve (i.e. approximately $40 million) at December 31, 1993 is case reserve for resolved claims. The Company does not post case reserves for environmental claims in which there is a coverage dispute. The remainder of the reserve is for claims in which coverage is in dispute and unreported environmental losses.

Environmental Losses
- ----------------------------------------------------------
(in millions)                     1993      1992      1991
- ----------------------------------------------------------
Beginning reserves:
 Direct                           $194     $ 170     $ 148
 Ceded                               -         -         -
- ----------------------------------------------------------
 Net                               194       170       148
Incurred losses and loss expenses:
 Direct                            211        70        75
 Ceded                            (21)       (3)       (2)
Losses paid:
 Direct                             61        46        53
 Ceded                            (10)       (3)       (2)
- ----------------------------------------------------------
Ending reserves:
 Direct                            344       194       170
 Ceded                            (11)         -         -
- ----------------------------------------------------------
 Net                             $ 333     $ 194     $ 170
==========================================================

  In the area of asbestos claims, the industry has suffered from judicial interpretations that have attempted to maximize insurance availability from both a coverage and liability standpoint far beyond the intentions of the contracting parties. These policies generally were issued prior to the 1980s. As a result of recent developments in asbestos litigation, various classes of asbestos defendants, e.g. major product manufacturers, peripheral and regional product defendants as well as premises owners, are tendering asbestos-related claims to the industry. Since each insured presents different liability and coverage issues, the Company evaluates those issues on an insured-by-insured basis. The following table displays asbestos losses and loss expenses and reserves for the three years ended December 31, 1993. Approximately 80% of the net asbestos reserves at December 31, 1993 represented incurred but not reported losses.

Asbestos Losses
- -----------------------------------------------------------
(in millions)                     1993       1992      1991
- -----------------------------------------------------------
Beginning reserves:
 Direct                           $425      $ 395     $ 348
 Ceded                            (247)      (220)     (167)
- -----------------------------------------------------------
 Net                               178        175       181
Incurred losses and loss expenses:
 Direct                            447        111       118
 Ceded                            (218)       (50)      (69)
Losses paid:
 Direct                             98         81        71
 Ceded                             (14)       (23)      (16)
- -----------------------------------------------------------
Ending reserves:
 Direct                            774        425       395
 Ceded                            (451)      (247)     (220)
- -----------------------------------------------------------
 Net                             $ 323      $ 178     $ 175
===========================================================

  For both environmental and asbestos-related claims, the Company carries on a continuing review of its overall position, its reserving techniques and reinsurance recoverable. In each of these areas of exposure, the Company has endeavored to litigate individual cases and settle claims on favorable terms. Given the vagaries of court coverage decisions, plaintiffs' expanded theories of liability, the risks inherent in major litigation and other uncertainties, it is not presently possible to quantify the ultimate exposure represented by these claims. As a result, the Company expects that future earnings may be adversely affected by environmental and asbestos claims, although the amounts cannot be reasonably estimated. However, it is not likely these claims will have a material adverse effect on the Company's financial condition.


20. Restructuring Costs

During 1992, the Company announced a series of organizational restructuring initiatives associated with its plan to streamline its business and corporate operations. These initiatives resulted in a pretax charge of $308 million, consisting of $197 million for severance, benefits, accrued vacation and outplacement costs related to employees who will be terminated, $13 million for relocation costs due to consolidation efforts, $48 million for lease costs, $14 million for curtailment losses charged to postretirement benefit plans, $15 million for writeoff of goodwill related to identified divestitures and $21 million of miscellaneous other costs.


 21. Reconciliation of Net Income  (Loss) to Net
     Cash Used in Operating Activities

In the first quarter of 1992, the Company changed its presentation of cash flows from operating activities from the indirect method to the direct method. The following table reconciles net income (loss) to net cash used in operating activities:

=======================================================================
(For the year ended December 31,
- -----------------------------------------------------------------------
 in millions)                                1993       1992       1991
- -----------------------------------------------------------------------
Net income (loss)                            $288      $(658)    $  318
 Reconciling adjustments
   Trading account investments,
     (purchases) sales, net                  (998)      (938)    (1,973)
   Realized gains                            (127)      (159)       (93)
   Investment income accrued                    9         30         67
   Premium balances receivable                 84          9         (9)
   Deferred acquisition costs                 (36)       (71)       (14)
   Deferred federal income taxes             (142)      (503)       (32)
   Cumulative effects of changes
     in accounting principles                   -       (170)         -
   Insurance reserves and
     accrued expenses                         (36)       529        266
   Restructuring reserve                     (122)       229        (28)
   Other, including investment
     valuation reserves                       152        975        184
- -----------------------------------------------------------------------
Net cash used in operating activities       $(928)     $(727)   $(1,314)
=======================================================================

22. Noncash Investing and Financing Activities

Significant noncash investing and financing activities include: a) acquisition of real estate through foreclosures of mortgage loans amounting to $600 million, $809 million and $861 million in 1993, 1992 and 1991, respectively; b) the 1993 transfer of $362 million of mortgage loans and bonds from the Company's general account to two separate accounts; c) acceptance of purchase money mortgages for sales of real estate aggregating $192 million, $72 million and $33 million in 1993, 1992 and 1991, respectively; d) increases in investment valuation reserves in 1993, 1992 and 1991 for securities, mortgage loans and real estate (see note 16); e) the issuance of additional
Series A preference stock in 1993 and 1991 (see note 13); f) the issuance of stock under the Accrued Vacation Buy-Back Plan (see note
6); g) the 1992 acquisition of a 50% interest in Commercial Insurance Resources, Inc. and the acquisition of Transport Life Insurance Company's preferred provider and third party administrator organizations through the issuance of common stock (see note 3); and h) the 1991 transfer of $560 million of assets and liabilities supporting certain annuity businesses into a separate account.


23. Subsequent Event - Acquisition by The Travelers Inc.

In December 1992, The Travelers Inc. (formerly Primerica Corporation) exchanged $550 million in cash, 50 percent of the equity of Commercial
Insurance Resources, Inc. (the parent of Gulf Insurance Company), and
100 percent of the preferred provider organization and third party administrator networks of Transport Life Insurance Company (a wholly owned subsidiary of Primerica) for 38,026,314 shares of the Company's common stock issued at $19 per share. These transactions resulted in an increase in the shareholders' equity of the Company of $723 million and the ownership by The Travelers Inc. of approximately 27% of the Company's common stock.

 Effective December 31, 1993, The Travelers Inc. acquired the approximately 73% of the Company's common stock which it did not already own, through the exchange of .80423 shares of The Travelers Inc. common stock for each share of the Company's common stock. On December 31, 1993, The Travelers Corporation merged into The Travelers Inc. All subsidiaries of the former Travelers Corporation were contributed to The Travelers Insurance Group Inc., a second tier subsidiary of The Travelers Inc. In conjunction with the merger, The Travelers Inc. contributed Primerica Insurance Holdings, Inc. and its subsidiaries and made a cash capital contribution of $200 million to the Company, and assumed the public debt obligations of the Company.

THE TRAVELERS CORPORATION AND SUBSIDIARIES
- ------------------------------------------------------------------------------------------------
SELECTED CONSOLIDATED QUARTERLY DATA (UNAUDITED)        Pre-merger, historical accounting basis
- ------------------------------------------------------------------------------------------------
                                           First          Second           Third          Fourth
1993 (in millions)                       Quarter         Quarter         Quarter         Quarter
- ------------------------------------------------------------------------------------------------
Premiums                                  $1,783          $1,652          $1,547          $1,602
Net investment income                        659             653             644             644
Realized investment gains (losses)           185             (1)              63             (38)
Other revenues, including gains and losses
  on dispositions                            223             223             223             222
Federal income taxes                          67              13           (124)            (12)
Net income (loss)                            195              93            (36)              36
- ------------------------------------------------------------------------------------------------
Per common share (in dollars)
Primary
  Net income (loss)                       $ 1.25          $  .55          $(.33)             N/A
Assuming full dilution
  Net income (loss)                         1.22             .54           (.33)             N/A
Dividends                                    .40             .40            .40           $  .40
Common stock data
Price ranges
  High                                    30 3/4              33         38 7/8           38 3/8
  Low                                     23 3/4          26 1/8         29 3/4           30 1/2
  Close                                   27 1/2              32         37 5/8              N/A - (1)
- ------------------------------------------------------------------------------------------------

(1) On December 31, 1993, all of the Company's common stock was acquired by The Travelers Inc. and, therefore, is no longer traded.

                                           First          Second           Third          Fourth
1992 (in millions)                       Quarter         Quarter         Quarter         Quarter
- ------------------------------------------------------------------------------------------------
Premiums                                  $1,875          $1,601          $1,668          $1,545
Net investment income                        719             713             696             671
Realized investment gains (losses)           (2)              12              57            (701)
Other revenues, including gains and losses
  on dispositions                            217             230             210             166
Federal income taxes                           6               8            (206)           (334)
Income (loss) before cumulative effects
  of changes in accounting principles         54              66            (358)           (589)
Cumulative effect of change in
  accounting for postretirement benefits
  other than pensions, net of tax           (258)              -               -                -
Cumulative effect of change in
  accounting for income taxes                428               -               -               -
Net income (loss)                            224              66            (358)           (589)
- ------------------------------------------------------------------------------------------------
Per common share (in dollars)
Primary
Income (loss) before cumulative effects
  of changes in accounting principles    $   .49         $   .59         $ (3.54)      $   (5.38)
Cumulative effect of change in
  accounting for postretirement benefits
  other than pensions, net of tax          (2.48)              -               -               -
Cumulative effect of change in
  accounting for income taxes               4.11               -               -               -
Net income (loss)                           2.12             .59           (3.54)          (5.38)
Assuming full dilution
Income (loss) before cumulative effects
  of changes in accounting principles        .49             .58           (3.54)          (5.38)
Cumulative effect of change in
  accounting for postretirement benefits
  other than pensions, net of tax          (2.37)              -               -               -
Cumulative effect of change in
  accounting for income taxes               3.93               -               -               -
Net income (loss)                           2.05             .58           (3.54)          (5.38)
Dividends                                    .40             .40             .40             .40
Common stock data
Price ranges
  High                                    23 3/4          21 1/2          23 1/8          27 5/8
  Low                                     19 1/2          19 1/2          17 1/8          21 1/2
  Close                                   20 1/4          20 5/8          22 1/2          27 1/4
- ------------------------------------------------------------------------------------------------
Shareholders at year end                                                                  67,290
- ------------------------------------------------------------------------------------------------

THE TRAVELERS CORPORATION AND SUBSIDIARIES
- ------------------------------------------------------------------------------------------------------------------
SELECTED CONSOLIDATED FINANCIAL DATA                                      Pre-merger, historical accounting basis
- ------------------------------------------------------------------------------------------------------------------

(in millions)                                1993            1992            1991            1990            1989
- ------------------------------------------------------------------------------------------------------------------
Premiums                                   $6,584          $6,688          $7,302          $7,435          $7,793
Net investment income                       2,600           2,799           3,228           3,494           3,567
Realized investment gains (losses)            209            (635)             (2)           (616)            134
Other revenues, including gains and
  losses on dispositions                      891             823             849           1,001           1,029
Federal income taxes                          (56)           (526)             16              26              84
Income (loss) before extraordinary
  credit and cumulative effects of
  changes in accounting principles            288            (828)            307            (178)            424
Extraordinary credit                            -               -              11               -              31
Cumulative effect of change in
  accounting for postretirement
  benefits other than pensions, net of tax      -            (258)              -               -               -
Cumulative effect of change in
  accounting for income taxes                   -             428               -               -               -
Net income (loss)                             288            (658)            318            (178)             455
Assets                                     54,610          58,029          57,975          61,826           62,071
Long-term debt                                752           1,124             945             934            1,055
- ------------------------------------------------------------------------------------------------------------------
Per common share (in dollars)
Primary
Income (loss) before extraordinary
  credit and cumulative effects of
  changes in accounting principles            N/A        $  (8.11)        $  2.87          $ (1.85)         $ 4.07
Extraordinary credit                          N/A               -             .10                -             .30
Cumulative effect of change in
  accounting for postretirement
  benefits other than pensions, net of tax    N/A           (2.43)              -                -               -
Cumulative effect of change in
  accounting for income taxes                 N/A            4.03               -                -               -
Net income (loss)                             N/A           (6.51)           2.97            (1.85)           4.37
Assuming full dilution
Income (loss) before extraordinary
  credit and cumulative effects of
  changes in accounting principles            N/A           (8.11)           2.80            (1.85)           3.99
Extraordinary credit                          N/A               -             .09                -             .29
Cumulative effect of change in
  accounting for postretirement
  benefits other than pensions, net of tax    N/A           (2.43)              -                -               -
Cumulative effect of change in
  accounting for income taxes                 N/A            4.03               -                -               -
Net income (loss)                             N/A           (6.51)           2.89            (1.85)           4.28
Dividends                                    1.60            1.60            1.60             2.20            2.40
Shareholders' equity at year end              N/A           31.96           44.06            41.44           47.09
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

THE TRAVELERS CORPORATION AND SUBSIDIARIES
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SELECTED LINE OF BUSINESS FINANCIAL DATA                                  Pre-merger, historical accounting basis
- -----------------------------------------------------------------------------------------------------------------
(in millions)                                1993            1992            1991            1990            1989
- -----------------------------------------------------------------------------------------------------------------
Life companies
Premiums                                  $ 2,947         $ 2,833         $ 2,976         $ 3,038         $ 2,976
Net investment income                       1,894           2,107           2,464           2,654           2,714
Realized investment gains (losses)            (19)           (746)            (23)           (588)             89
Other revenues, including gains
  and losses on dispositions                  675             565             532             510             445
Income (loss) before extraordinary
  credit and cumulative effects of
  changes in accounting principles            152            (574)            105            (327)            246
Extraordinary credit                            -               -              11               -              31
Cumulative effect of change in
  accounting for postretirement
  benefits other than pensions, net of tax      -            (120)              -               -               -
Cumulative effect of change in
  accounting for income taxes                   -             345               -               -               -
Net income (loss)                             152            (349)            116            (327)            277
Assets                                     33,986          35,838          36,756          36,639          36,429
Annual premiums on new individual
  life and annuity business                   232             227             230             226             239
Face amount of life insurance sales        23,442          26,828          27,326          42,008          14,259
Face amount of life insurance in force    184,257         196,093         218,128         204,904         182,037
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Property-casualty companies
Premiums                                   $3,637         $3,855           $4,326          $4,397          $4,817
Net investment income                         682            673              724             731             705
Realized investment gains (losses)            223            112               17             (30)             42
Other revenues, including gains
  and losses on dispositions                  (51)            32                -             157              66
Income (loss) before cumulative
  effects of changes in
  accounting principles                        97           (231)             207             147             123
Cumulative effect of change in
  accounting for postretirement
  benefits other than pensions, net of tax      -           (123)               -               -               -
Cumulative effect of change in
  accounting for income taxes                   -             82                -               -               -
Net income (loss)                              97           (272)             207             147             123
Assets                                     21,032         20,650           19,759          20,328          18,979
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Noninsurance subsidiaries
Net income (loss)                          $   39          $ (37)          $   (5)          $   2          $   55
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



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